SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Consolidated financial statements as of

September 30, 2014, with report of independent

registered public accounting firm

Petróleo Brasileiro S.A. – Petrobras

Contents

Report of Independent Registered Public Accounting Firm			3
Consolidated Statement of Financial Position			4
Consolidated Statement of Income			5
Consolidated Statement of Comprehensive Income			6
Consolidated Statement of Cash Flows			7
Consolidated Statement of Changes in Shareholders’ Equity			8
Notes to the financial statements			9
1	.	The Company and its operations	9
2	.	Basis of preparation of interim financial information	9
3	.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	10
4	.	Basis of consolidation	20
5	.	Summary of significant accounting policies	20
6	.	Cash and cash equivalents	21
7	.	Marketable securities	21
8	.	Trade and other receivables	21
9	.	Inventories	23
10	.	Disposal of assets and legal mergers	24
11	.	Investments	26
12	.	Property, plant and equipment	28
13	.	Intangible assets	29
14	.	Impairment	31
15	.	Exploration for and evaluation of oil and gas reserves	31
16	.	Trade payables	32
17	.	Finance debt	32
18	.	Leases	34
19	.	Related party transactions	35
20	.	Provision for decommissioning costs	36
21	.	Taxes	37
22	.	Employee benefits (Post-Employment)	40
23	.	Shareholders’ equity	43
24	.	Sales revenues	44
25	.	Other expenses, net	44
26	.	Costs and Expenses by nature	45
27	.	Net finance income (expense)	45
28	.	Supplemental information on statement of cash flows	46
29	.	Segment Information	47
30	.	Provisions for legal proceedings, contingent liabilities and contingent assets	51
31	.	Commitment to purchase natural gas	56
32	.	Collateral for crude oil exploration concession agreements	56
33	.	Risk management	57
34	.	Fair value of financial assets and liabilities	61
35	.	Subsequent events	61
36	.	Information Related to Guaranteed Securities Issued by Subsidiaries	63

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. – Petrobras

We have reviewed the accompanying condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of September 30, 2014, and the related condensed consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for the nine-month periods ended September 30, 2014 and September 30, 2013.

This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the condensed consolidated financial statements, the Company wrote off US$ 2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized, according to testimony obtained from Brazilian criminal investigations.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for the year then ended (not presented herein), and in our report dated February 25, 2014, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2013 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

April 22, 2015

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

September 30, 2014 and December 31, 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2014	12.31.2013	Liabilities	Note	09.30.2014	12.31.2013
Current assets				Current liabilities
Cash and cash equivalents	6	20,246	15,868	Trade payables	16	11,284	11,919
Marketable securities	7	8,435	3,885	Finance debt	17	11,507	8,001
Trade and other receivables, net	8	8,792	9,670	Finance lease obligations	18.1	16	16
Inventories	9	13,234	14,225	Income taxes payable	21.1	336	281
Recoverable income taxes	21.1	935	1,060	Other taxes payable	21.2	4,957	4,669
Other recoverable taxes	21.2	2,575	3,911	Dividends payable	23.2	−	3,970
Advances to suppliers		368	683	Payroll, profit sharing and related charges		3,235	2,052
Other current assets		1,676	946	Pension and medical benefits	22	897	816
		56,261	50,248	Others		2,087	2,429
						34,319	34,153
Assets classified as held for sale	10.2	2,061	2,407	Liabilities on assets classified as held for sale	10.2	241	1,073
		58,322	52,655			34,560	35,226
Non-current assets				Non-current liabilities
Long-term receivables				Non-current debt	17	123,744	106,235
Trade and other receivables, net	8	5,185	4,532	Finance lease obligations	18.1	67	73
Marketable securities	7	120	131	Deferred income taxes	21.3	8,944	9,906
Judicial deposits	30.2	2,750	2,504	Pension and medical benefits	22	16,722	11,757
Deferred income taxes	21.3	992	1,130	Provisions for legal proceedings	30.1	1,623	1,246
Other tax assets	21.2	4,582	5,380	Provision for decommissioning costs	20	6,526	7,133
Advances to suppliers		2,956	3,230	Others		936	724
Others		2,948	1,875
		19,533	18,782			158,562	137,074
				Total liabilities		193,122	172,300

				Shareholders' equity	23
Investments	11	6,339	6,666	Share capital		107,380	107,371
Property, plant and equipment	12	241,373	227,901	Additional paid in capital		359	395
Intangible assets	13	7,251	15,419	Profit reserves		78,588	75,689
		274,496	268,768	Accumulated other comprehensive (deficit)		(47,069)	(34,928)
				Attributable to the shareholders of Petrobras		139,258	148,527
				Non-controlling interests		438	596
				Total equity		139,696	149,123

Total assets		332,818	321,423	Total liabilities and shareholder's equity		332,818	321,423
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

September 30, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2014	Jan-Sep/2013

Sales revenues	24	110,248	105,869
Cost of sales		(84,717)	(80,525)
Gross profit		25,531	25,344

Income (expenses)
Selling expenses		(5,356)	(3,634)
General and administrative expenses		(3,430)	(3,713)
Exploration costs	15	(2,471)	(2,193)
Research and development expenses		(812)	(882)
Other taxes		(521)	(328)
Write-off - overpayments incorrectly capitalized	3	(2,527)	−
Other expenses, net	25	(5,209)	(1,471)
		(20,326)	(12,221)

Net income before financial results, share of earnings in equity-accounted investments, profit sharing and income taxes		5,205	13,123

Finance income		1,297	1,453
Finance expenses		(2,791)	(1,761)
Foreign exchange and inflation indexation charges		572	(1,157)

Net finance income (expense)	27	(922)	(1,465)

Share of earnings in equity-accounted investments		430	482

Profit sharing	22.1	(338)	(421)

Net income before income taxes		4,375	11,719

Income taxes	21.4	(2,014)	(3,502)

Net income		2,361	8,217

Net income (loss) attributable to:
Shareholders of Petrobras		2,355	8,334
Non-controlling interests		6	(117)

		2,361	8,217

Basic and diluted earnings per weighted-average of common and preferred share - in U.S. dollars	23.3	0.18	0.64

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

September 30, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2014	Jan-Sep/2013

Net income	2,361	8,217

Items that will not be reclassified to the statement of income:
Actuarial (losses) on defined benefit pension plans	(5,234)	(5)
Deferred income tax	920	−
Cumulative translation adjustments	(6,011)	(13,077)
	(10,325)	(13,082)
Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on available-for-sale securities
Reclassified to the statement of income	−	(45)
Deferred income tax	−	15
	−	(30)
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	(2,430)	(4,201)
Reclassified to the statement of income	458	169
Deferred income tax	674	1,378
	(1,298)	(2,654)

Share of other comprehensive income (losses) of equity-accounted investments	(84)	(191)

	(1,382)	(2,875)

Total other comprehensive income (loss):	(11,707)	(15,957)

Total comprehensive income (loss)	(9,346)	(7,740)
Comprehensive income (loss) attributable to:
Shareholders of Petrobras	(9,233)	(7,528)
Non-controlling interests	(113)	(212)
Total comprehensive income (loss)	(9,346)	(7,740)

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

September 30, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2014	Jan-Sep/2013

Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	2,355	8,334
Adjustments for:
Non-controlling interests	6	(117)
Share of earnings in equity-accounted investments	(430)	(482)
Depreciation, depletion and amortization	9,563	9,892
Impairment charges on property, plant and equipment and other assets	613	390
Write-off - overpayments incorrectly capitalized	2,527	−
Allowance for impairment of trade receivables	1,831	21
Exploration expenditures written off	1,869	1,341
(Gains) losses on disposal of assets / write-offs of non-current assets, E&P areas returned and cancelled projects	1,669	(827)
Foreign exchange variation, indexation and finance charges	2,410	2,009
Deferred income taxes, net	966	1,788
Pension and medical benefits (actuarial expense)	1,383	1,961
Decrease (Increase) in assets
Trade and other receivables, net	(1,987)	300
Inventories	103	(2,216)
Other assets	(2,666)	(499)
Increase (Decrease) in liabilities
Trade payables	(491)	343
Taxes payable	(112)	(1,388)
Pension and medical benefits	(578)	(537)
Other liabilities	1,716	1,242
Net cash provided by operating activities	20,747	21,555
Cash flows from Investing activities
Capital expenditures	(26,191)	(31,074)
Investments in investees	(176)	(77)
Proceeds from disposal of assets (divestment)	584	2,064
Divestment (investment) in marketable securities	(4,356)	1,461
Dividends received	334	93
Net cash (used in) investing activities	(29,805)	(27,533)
Cash flows from Financing activities
Acquisition of Non-controlling interest	(22)	(98)
Financing and loans, net:
Proceeds from long-term financing	29,548	33,907
Repayment of principal	(7,543)	(15,699)
Repayment of interest	(4,560)	(4,186)
Dividends paid	(3,924)	(2,655)
Net cash provided by financing activities	13,499	11,269
Effect of exchange rate changes on cash and cash equivalents	(63)	(1,165)
Net increase in cash and cash equivalents	4,378	4,126
Cash and cash equivalents at the beginning of the year	15,868	13,520
Cash and cash equivalents at the end of the period	20,246	17,646

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

September 30, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

		Additional paid in capital		Accumulated other comprehensive income (deficit)			Profit Reserves
	Share Capital	Share issuance costs	Change in interest in subsidiaries	Cumulative translation adjustment	Actuarial gains (losses) on pension plans	Other comprehensive income (loss)	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity

Balance at January 1, 2013	107,362	(279)	628	(6,737)	(7,600)	102	7,364	1,645	729	57,582	(82)	160,714	1,152	161,866
Capital increase with reserves	9	−	−	−	−	−	−	−	(9)	−	−	−	−	−
Realization of deemed cost	−	−	−	−	−	(3)	−	−	−	−	3	−	−	−
Change in interest in subsidiaries	−	−	12	−	−	−	−	−	−	−	−	12	(143)	(131)
Net income	−	−	−	−	−	−	−	−	−	−	8,334	8,334	(117)	8,217
Other comprehensive income (loss)	−	−	−	(13,812)	(5)	(2,875)	−	−	−	−	830	(15,862)	(95)	(15,957)
Appropriations:												−		−
Allocation of net income	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	5	5
	107,371	(279)	640	(20,549)	(7,605)	(2,776)	7,364	1,645	720	57,582	9,085	153,198	802	154,000
Balance as of September 30, 2013	107,371		361			(30,930)					76,396	153,198	802	154,000
Balance as of January 1, 2014	107,371	(279)	674	(28,334)	(2,505)	(4,089)	7,919	2,182	729	64,859	−	148,527	596	149,123
Capital increase with reserves	9	−	−	−	−	−	−	−	(9)	−	−	−	−	−
Realization of deemed cost	−	−	−	−	−	(3)	−	−	−	−	3	−	−	−
Change in interest in subsidiaries	−	−	(36)	−	−	−	−	−	−	−	−	(36)	(22)	(58)
Net income	−	−	−	−	−	−	−	−	−	−	2,355	2,355	6	2,361
Other comprehensive income (loss)	−	−	−	(6,442)	(4,314)	(1,382)	−	−	−	−	550	(11,588)	(119)	(11,707)
Appropriations:												−	−	−
Allocation of net income	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	(23)	(23)
	107,380	(279)	638	(34,776)	(6,819)	(5,474)	7,919	2,182	720	64,859	2,908	139,258	438	139,696
Balance as of September 30, 2014	107,380		359			(47,069)					78,588	139,258	438	139,696

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.             Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2013, which include the full set of notes.

In the three-month period ending September 30, 2014 the Company reclassified the charges for inventory write-downs to net realizable value for the nine-month period ending September 30, 2014 of US$ 485 (US$ 390 for the nine-month period ending September 30, 2013) from other expenses to cost of sales (note 9). The Company believes the classification of the write-offs as cost of sales to be a more appropriate basis for presenting the expenses by function and consistent with the industry practice. Net income was not affected in any of the periods presented.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 - The effects of changes in foreign exchange rates. All assets and liabilities are translated into U.S. dollars at the closing rate at the date of the financial statements; income and expenses, as well as the cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2014	Jun 2014	Sep 2014	Mar 2013	Jun 2013	Sep 2013	Dec 2013
Quarterly average exchange rate	2.36	2.23	2.28	2.00	2.07	2.29	2.28
Period-end exchange rate	2.26	2.20	2.45	2.01	2.22	2.23	2.34

The Brazilian Real x U.S. Dollar exchange rate at April 15, 2015 was R$ 3.07 per U.S. dollar.

The Company’s Board of Directors in a meeting held on April 22, 2015 authorized the consolidated interim financial information for issue.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

2.1.            Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: write-off of overpayments improperly capitalized, oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, impairment of assets, hedge accounting, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income taxes (income tax – IRPJ and social contribution on net income – CSLL). Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

According to testimony from Brazilian criminal investigations that became available beginning October 2014, senior Petrobras personnel conspired with contractors, suppliers and others from 2004 through April 2012 to establish and implement an illegal cartel that systematically overcharged the Company in connection with the acquisition of property, plant and equipment.  Two Petrobras executive officers (diretores) and one executive manager were involved in this payment scheme, none of whom has been affiliated with the Company since April 2012; they are referred to below as the “former Petrobras personnel.”  The overpayments were used to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, the former Petrobras personnel and other individuals involved in the payment scheme.  The Company itself did not make the improper payments, which were made by the contractors and suppliers and by intermediaries acting on behalf of the contractors and suppliers.

Petrobras believes that under IAS 16, the amounts it overpaid pursuant to this payment scheme should not have been included in historical costs of its property, plant and equipment.  However, Petrobras cannot specifically identify either the individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.  As a result, Petrobras developed a methodology to estimate the aggregate amount that it overpaid under the payment scheme, in order to determine the amount of the write-off representing the overstatement of its assets resulting from overpayments used to fund improper payments.  The circumstances and the methodology are described below.

Background

In 2009, the Brazilian federal police began an investigation called “Lava Jato” (Car Wash) aimed at criminal organizations engaged in money laundering in several Brazilian states. The Lava Jato Operation is extremely broad and involves numerous investigations into several criminal practices focusing on crimes committed by individuals in different parts of the country and sectors of the Brazilian economy.

Over the course of 2014, the Brazilian Federal Prosecutor’s Office focused part of its investigation on irregularities involving Petrobras’s contractors and suppliers and uncovered a broad payment scheme that involved a wide range of participants, including the former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of 27 companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharge the Company under those contracts and use the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, the former Petrobras personnel and other individuals involved in the scheme. Petrobras refers to this scheme as the “payment scheme” and to the companies involved in the scheme as “cartel members.”

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In addition to the payment scheme, the investigations identified several specific instances of other contractors and suppliers that allegedly overcharged Petrobras and used the overpayment received from their contracts with the Company to fund improper payments, unrelated to the payment scheme, to certain Petrobras employees, including the former Petrobras personnel and a former Chief International Officer. Those contractors and suppliers are not cartel members and acted individually. Petrobras refers to these specific cases as the “unrelated payments.”

In connection with the investigation of the payment scheme, Paulo Roberto Costa, a former Chief Downstream Officer of Petrobras, was arrested in March 2014 and subsequently charged for money-laundering and passive corruption. Other former executives of Petrobras, including Renato de Souza Duque (a former Chief Services Officer), Nestor Cerveró (a former Chief International Officer) and Pedro José Barusco Filho (a former executive manager of the Services area), as well as former executives of Petrobras contractors and suppliers, have been or are expected to be charged as a result of the investigation.

When the Company issued its 2013 audited financial statements on February 27, 2014, when it filed its 2013 Form 20-F on April 30, 2014, and when it issued its interim financial statements for the six months ended June 30, 2014 on August 8, 2014, there was no evidence available to Petrobras related to the Lava Jato investigation that would have affected the conclusions of the Company regarding the fact that its financial statements fairly presented its financial position, and the extent of the payment scheme had not been made public.

Information and sources available to Petrobras

On October 8, 2014, Costa and Alberto Youssef testified in the 13th Criminal District Court of Curitiba (Vara Federal Criminal de Curitiba) (“Paraná Court”), publicly describing the payment scheme.  Since then, extensive testimony of participants in the payment scheme who have entered into plea agreements has been made public.  The Company’s understanding of the payment scheme, and its methodology for measuring its impact on the Company, are based on this testimony, which includes the complete testimony of two of the former Petrobras personnel (Costa and Barusco), the complete testimony of two individuals who acted as intermediaries in the payment scheme  (Youssef and Julio Gerin de Almeida Camargo), partial testimony of another individual who acted as an intermediary in the payment scheme (Shinko Nakandakari), and the complete testimony of one representative of a construction company (Augusto Ribeiro de Mendonça Neto).

The Brazilian Federal Prosecutor’s Office, which is in possession of the full record of the investigation to date, filed administrative misconduct complaints (ações de improbidade administrativa) on February 20, 2015 against five cartel members based on the payment scheme and relied on the same approach used by the Company to measure the actual damages attributable to the payment scheme, as set out below.

A significant portion of the information mentioned above was made public after January 28, 2015, when the Company issued its interim financial statements as of and for the nine months ended September 30, 2014 not reviewed by independent auditors, amplifying and corroborating the information that was previously available, namely the testimony of Barusco, Costa, Youssef and Nakandakari.

The information available to the Company is generally consistent with respect to the existence of the payment scheme, the companies involved in the payment scheme, the former Petrobras personnel involved in the payment scheme, the period during which the payment scheme was in effect, and the maximum amounts involved in the payment scheme relative to the contract values of affected contracts.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras will monitor the results of the investigations and the availability of other information concerning the payment scheme.  If information becomes available that indicates with sufficient precision that the estimate described above should be adjusted, Petrobras will evaluate whether the adjustment is material and, if so, recognize it.  However, the Company has no expectation that additional information bearing on these matters is or will be available from internal sources.

Other information obtained in the course of the Lava Jato investigation, including portions of Nakandakari’s testimony, has not been made public. However, the Company believes that, at this point, the risk that new information emerges causing material changes to the known facts and materially affecting the adjustment described below is low. This belief is largely based on the fact that a significant amount of information has become public, it is unlikely that the Brazilian authorities (in possession of the full record of the investigation to date) would withhold information that is inconsistent with what they have publicly released (they have relied on the same approach to measure the actual damages attributable to the payment scheme in the civil and criminal proceedings they have already filed) and the public information is consistent even though it comes from a range of individuals with different positions and motivations, including two of the former Petrobras personnel, alleged intermediaries in the payment scheme and representatives of contractors and suppliers.

The Company’s response to the facts uncovered in the Lava Jato investigation, a description of the payment scheme and the accounting issue regarding the payment scheme, as well as the approach adopted by the Company to account for the impact of the payment scheme are set out below.

3.1.       The Company’s response to the facts uncovered in the investigation

While the internal and external investigations are ongoing, the Company is taking the necessary procedural steps with Brazilian authorities to seek compensation for the damages it has suffered, including those related to its reputation. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

The proceedings will also include civil proceedings against cartel members, which Petrobras would have the right to join as a plaintiff, and it expects to do so.  The civil proceedings typically result in three types of relief:  effective damages, civil fines and moral damages.  Petrobras would be entitled to any effective damages and possibly civil fines.  Moral damages would typically be contributed to a federal fund, although Petrobras may seek to obtain moral damages once it joins the proceedings as a plaintiff.

Petrobras does not tolerate corruption or any illegal business practices of its contractors or suppliers or the involvement of its employees in such practices, and it has therefore undertaken the following initiatives in furtherance of the investigation of irregularities involving its business activities and to improve its corporate governance system:

-       The Company has established several Internal Investigative Committees (Comissões Internas de Apuração – CIA) to investigate instances of non-compliance with corporate rules, procedures or regulations. We have provided the findings of the internal commissions that have been concluded to Brazilian authorities.

-       On October 24 and 25, 2014, the Company engaged two independent law firms, U.S. firm Gibson, Dunn & Crutcher LLP and Brazilian firm Trench, Rossi e Watanabe Advogados, to conduct an independent internal investigation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

-       The Company has been cooperating fully with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Brazilian Judiciary, and other Brazilian authorities (the Federal Audit Court – Tribunal de Contas da União – TCU, and the Federal General Controller – Controladoria Geral da União – CGU).

-       The Company has established committees to analyze the application of sanctions against contractors and suppliers, and imposed a provisional ban on contracting with the cartel members (and entities related to them) mentioned in the testimony that has been made public.

-       The Company has developed and implemented measures to improve corporate governance, risk management and control, which are documented in standards and minutes of management meetings that establish procedures, methods, responsibilities and other guidelines to integrate such measures into the Company’s practices.

-       The Company has created a position of Governance, Risk and Compliance Officer, with the aim of supporting the Company’s compliance programs and mitigating risks in its activities, including fraud and corruption. The new Officer participates in the decisions of the Executive Board, and any matter submitted to the Executive Board for approval must previously be approved by this Officer as they relate to governance, risk and compliance.

-       On January 13, 2015 the Board of Directors appointed Mr. João Adalberto Elek Junior to the position of Governance, Risk and Compliance Officer. Mr. João Adalberto Elek Junior took office on January 19, 2015. He will serve a three-year term, which may be renewable, and may only be removed by a vote of the Board of Directors, including the vote of at least one Board Member elected by the non-controlling shareholders or by the preferred shareholders.

-       A Special Committee was formed to act independently and to serve as a reporting line to the Board of Directors for the firms conducting the independent internal investigation. The Special Committee is composed of Ellen Gracie Northfleet, retired Chief Justice of the Brazilian Supreme Court (as chair of the Committee), Andreas Pohlmann, Chief Compliance Officer of Siemens AG from 2007 to 2010, and the executive officer of Governance, Risk and Compliance, João Adalberto Elek Junior.

3.2.       Description of the payment scheme and its impact on the Company’s financial statements

The following items discuss the need to correct the carrying amount of specified property, plant and equipment due to the impact of the payment scheme, as well as the impracticability of identifying actual improper payments, tying the overpayments to specific contract payments, or measuring the exact amount of the overpayments to be corrected. They also discuss the approach adopted by the Company to write off capitalized costs representing amounts that Petrobras overpaid for property, plant and equipment. Note 3.3 below discusses the two alternative approaches considered and rejected by the Company as surrogates for measuring the exact amounts.

3.2.1. The payment scheme and the need to correct the carrying amount of specified property, plant and equipment

According to the information available to the Company described above, under the payment scheme, a large number of contractors and suppliers colluded with the former Petrobras personnel to overcharge Petrobras under construction contracts and contracts to provide Petrobras with goods and services, and used the overpayments to make improper payments to political parties, elected officials or public officials, individual contractor personnel, or the former Petrobras personnel.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In particular, the former Chief Downstream Officer, the former Chief Services Officer and the former executive manager of the Services area of Petrobras were involved in the payment scheme.  Those individuals, who were all in positions of authority at Petrobras, not only failed to report the existence of the cartel, but they also used their influence to further the objectives of the payment scheme, primarily by ensuring that the cartel members would be selected to participate in bidding rounds for goods and services contracts with Petrobras so that the cartel members would secure contracts with the Company.  However, there is no available information indicating that these individuals controlled or directed the use of the overpayments once the funds left Petrobras.

In addition to the payment scheme, the investigations identified several other specific instances in which Petrobras was overcharged in connection with the acquisition of property, plant and equipment. The amount that Petrobras was overcharged was used to make unrelated payments to Petrobras personnel.

3.2.2. Impracticability of determining the actual amount of overpayment and the periods to be corrected

It is impracticable to identify the exact date and amount of each overpayment by the Company to the contractors and suppliers because of the limitations described below:

The information available to the Company in the testimony identifies the companies involved in the payment scheme and the period of time it was in effect, but the testimony does not identify all the affected contracts, the individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.

Petrobras itself did not make or receive any improper payments. They were made by outside contractors and suppliers, so the exact amounts that the Company overpaid to fund these payments cannot be identified. The information to determine the amount by which the Company was overcharged by the cartel members is not contained within the Company’s accounting records.  These records reflect the terms of the contract entered into by the Company, which entailed payments that were inflated because of the conspiracy among the cartel members and the former Petrobras personnel to overcharge Petrobras. Since the Company cannot identify the amount of overpayments for specific contractual payments or in specific accounting periods,  it cannot determine the period in which to adjust property, plant and equipment.

Two independent law firms are conducting an independent internal investigation, under the direction of the Special Committee mentioned above. The independent internal investigation is not expected to provide additional quantitative information of a kind to support an adjustment to the Company’s financial statements. The information available to the investigators is limited to internal information of Petrobras, so it will not be able to produce specific identified information on the amount by which the Company was overcharged. The money-laundering activities alleged to have occurred were designed to hide the origins and amounts of the funds involved, so a specific accounting should not be expected.

The ongoing investigations by Brazilian authorities will focus on the criminal liability of individuals, and not on establishing a full accounting of the amounts that Petrobras was overcharged by the cartel members or all improper payments made by contractors and suppliers from the Company’s contract payments. These investigations may take several years before all the evidence and allegations are evaluated.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Brazilian authorities have filed actions against contractors and suppliers and their respective representatives. In these actions, the prosecutors have sought judicial remedies for administrative misconduct (ação de improbidade administrativa) using 3% of the contract prices paid to the contractors and suppliers to measure the actual damages attributable to the payment scheme, which is consistent with the methodology used by the Company to account for the effects of the payment scheme. The scope of this process is not expected to produce a full accounting of all improper payments, even after the significant amount of time the investigations by Brazilian authorities may take. Brazilian law does not provide for discovery in civil proceedings, so the information that is produced in these proceedings would not be expected to exceed the information produced in the investigation and the criminal proceedings.

As previously discussed, despite the limitations described above, the information available to the Company is, in general, consistent in terms of the individuals and companies involved in the payment scheme, the period during which the payment scheme was in effect, and the percentage of overcharging applied over the total contract values under affected contracts and used to fund the improper payments made by contractors and suppliers.

3.2.3. Approach adopted by the Company to adjust its property, plant and equipment for overpayments

As it is impracticable to identify specific periods and amounts for the overpayments by the Company, the Company considered all the information available (as described above) to quantify the impact of the payment scheme.

When the Company issued its interim financial statements as of and for the nine months ended September 30, 2014 not reviewed by independent auditors, the Company did not yet possess information robust enough to make adjustments in its financial statements considering that a number of documents it knew existed had not yet been released, such as the plea agreement testimony of Barusco, as well as the plea agreement testimony of Costa and Youssef.

Since January 28, 2015, substantial additional evidence has been made public that amplifies and corroborates the information that was previously available.

-       Barusco’s testimony has been made public.

-       The testimony provided under the plea agreements of Costa and Youssef that had previously been kept under seal has been made public.

-       Portions of Nakandakari’s testimony have been made public.

-       The Brazilian Federal Prosecutor’s Office has filed complaints (ações de improbidade administrativa) against cartel members seeking damages based on the improper payments.

-       The Brazilian Federal Prosecutor’s Office has filed additional criminal complaints against individuals involved in the payment scheme as representatives of the construction companies, intermediaries or the former Petrobras personnel.

-       A leniency agreement has been entered into by a construction company involved in the cartel, Setal Engenharia e Construções, with Brazilian authorities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company included in its historical cost for property, plant and equipment all of the amounts paid under the affected contracts. However, the Company believes that the amount of its contract payments representing overpayments to contractors and suppliers pursuant to the payment scheme should not have been capitalized as property, plant and equipment.

The testimony identified 27 cartel members (Brazilian contractors and suppliers involved in the payment scheme) and several additional instances where a contractor or supplier acting individually overcharged to make improper payments unrelated to the payment scheme.

The testimony states that the cartel and the payment scheme were active from 2004 through April 2012.  The Company also evaluated whether the payment scheme affected periods before 2004. However, the testimony does not indicate that the payment scheme was in effect before 2004 and even if it were, the impact of contractors and suppliers overcharging the Company prior to 2004 is not material, as most of the Company’s property, plant and equipment assets were built between 2004 and 2014 (the balance of property, plant and equipment was US$30.8 billion as of December 31, 2003) and the assets existing as of December 31, 2003 were substantially depreciated by 2014.

Based on the available information described above, the Company concluded that the portion of the costs incurred to build its property, plant and equipment that resulted from contractors and suppliers in the cartel overcharging the Company to make improper payments should not have been capitalized.  In order to account for the impact of overpayments, the Company developed an estimation methodology to serve as a proxy for the adjustment that should be made to property plant and equipment using the five steps described below:

(1)          Identify contractual counterparties: the Company listed all the companies identified in public testimony, and using that information the Company identified all of the contractors and suppliers that were either so identified or were consortia including entities so identified.

(2)          Identify the period: the Company concluded from the testimony that the payment scheme was operating from 2004 through April 2012.

(3)          Identify contracts: the Company identified all contracts entered into with the counterparties identified in step 1 during the period identified in step 2, which included supplemental contracts when the original contract was entered into between 2004 and April 2012.  It has identified all of the property, plant and equipment related to those contracts.

(4)          Identify payments: the Company calculated the total contract values under the contracts identified in step 3.

(5)          Apply a fixed percentage to the amount determined in Step 4: the Company estimated the aggregate overpayment by applying a percentage indicated in the depositions (3%) to the total amounts for identified contracts.

The calculation considered all the recorded amounts in the Company’s books and records from 2004 through September 2014 with respect to contracts initially entered into between 2004 and April 2012, and any related supplemental contracts, between the companies of the Petrobras group and the cartel members (individually or in a consortium). This broad scope was used to produce the best estimate for quantifying the aggregate amount of the overpayment, even if there was no specific evidence of overcharging or improper payments under every affected contract. The Company also identified amounts recorded in its books and records concerning specific contracts and projects with the non-cartel members to account for the amounts those companies overcharged Petrobras to fund improper payments they made, unrelated to the payment scheme and the cartel.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

For overpayments attributable to non-cartel members, unrelated to the payment scheme, the Company included in the write-off for incorrectly capitalized overpayments the specific amounts of improper payments or percentages of contract values, as described in the testimony, which were used by those suppliers and contractors to fund improper payments.

The Company has a number of ongoing projects in which the original contract was entered into between 2004 and April 2012. The approach adopted by the Company considers that the overcharge was applied over total contract values.  These include contract payments to be incurred by Petrobras in future periods, because it is impracticable to allocate the aggregate overpayments to specific periods and the portion of the overcharge that relates to future contract payments may have been charged to the Company in prior periods. Therefore, the write-off of overpayments incorrectly capitalized takes into account the total contract values and not only contract payments already incurred.  However, as mentioned above, based on the available information, the Company believes that the cartel and the payment scheme were dismantled after April 2012 and that, considering all the developments in the ongoing criminal investigation, the improper payments related to the payment scheme have stopped.

Petrobras believes that this methodology produces the best estimate for the aggregate overstatement of its property, plant and equipment resulting from the payment scheme, in the sense that it represents the upper bound of the range of reasonable estimates.  The estimate assumes that all contracts with the identified counterparties were affected and that 3% represents the amount by which the Company overpaid on those contracts. Both assumptions are supported by the testimony, even though some testimony indicated lower percentages with respect to certain contracts, a shorter period (2006 to 2011), or fewer contractors involved.

Along with the write-off to reduce the carrying amount of specified property, plant and equipment, the impact in the current period includes write-offs of tax credits (VAT and correlated taxes) and a provision for credits applied in prior periods with respect to property, plant and equipment that has been written-down, as well as the reversal of depreciation of affected assets beginning on the date they started operating.

As previously discussed, the testimony does not provide sufficient information to allow the Company to determine the specific period during which the Company made specific overpayments. Accordingly, the write-off of overpayments incorrectly capitalized was recognized in the third quarter of 2014, because it is impracticable to determine the period-specific effect in each prior period. The Company believes this approach is the most appropriate pursuant to the requirements of IFRS for the correction of an error.

In addition, the Company has evaluated the materiality of the impact of the payment scheme on prior periods presented in its financial statements for comparative purposes using two different analyses: it estimated the allocation of the overpayments to specific prior periods if all overpayments were made on a pro rata basis out of each of the actual contract payments and capitalized correspondingly; and it also estimated the materiality of improper payments to prior periods if the improper payments had been made at inception (on the date the contracts were entered into). Both allocation exercises indicated writing off the overpayment that was improperly capitalized would not have been material to any of the prior periods presented for comparative purposes.

The Company has not recovered and cannot reliably estimate any recoverable amounts at this point. Any amounts ultimately recovered would be recorded as income when received (or when their realization becomes virtually certain).

As previously mentioned, Petrobras believes that under IAS 16, the amounts it overpaid pursuant to the payment scheme should not have been included in the historical cost of the property, plant and equipment. Therefore, under Brazilian tax legislation, this write-off is considered a loss resulting from unlawful activity and subject to the evolution of the investigations in order to establish the actual extent of the losses before they can be deducted from an income tax perspective.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

As a result, at September 30, 2014, it is not possible for the Company to estimate the amounts that will ultimately be considered deductible or the timing for the deduction. Accordingly no deferred tax assets were recognized for the write-off of overpayments incorrectly capitalized.

The Company carefully considered all available information and, as discussed above, does not expect that new developments in the investigations by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by new internal commissions set up (or a review of the results of previous internal investigations) could materially impact or change the methodology described above. Notwithstanding this expectation, the Company will continuously monitor the investigations for additional information and will review its potential impact on the adjustment.

The total impact of the adjustments described above by business area is set out below.

“Write-off – overpayments incorrectly capitalized”	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	CORP.	TOTAL
Payment scheme:
Total contract amounts (*)	25,573	45,233	8,663	309	307	1,355	81,440
Estimated aggregate overpayments (3%)	767	1,358	260	9	9	41	2,444
Unrelated payments (outside the cartel)	57	−	4	−	−	−	61
	824	1,358	264	9	9	41	2,505
Reversal of depreciation of the affected assets	(35)	(81)	(21)	−	−	(4)	(141)
Impact on property, plant and equipment	789	1,277	243	9	9	37	2,364
Write-down of tax credits related to affected assets (**)	15	121	23	−	−	4	163
Write-off – overpayments incorrectly capitalized	804	1,398	266	9	9	41	2,527

(*) Of this amount, US$ 17,999 represents amounts scheduled to be paid after September 30, 2014.
(**) Write-down of tax credits that will not be applicable in the future.

3.3.       Possible alternative approaches considered and rejected

IFRS allows the use of a revaluation model under IAS 16 to re-measure the carrying amount of property, plant and equipment, but the use of revaluation models is not permitted by Brazilian Corporation Law. As a result, the Company did not consider that approach as a viable alternative to address the impact of the overpayment on the affected property, plant and equipment.

The Company considered whether it could develop a surrogate or proxy to quantify the errors to be corrected. The proposed proxy would involve determining the fair value of each affected asset (measured on a stand-alone basis), and estimating the amount of overpayments as being the difference between the fair value of each affected asset and its carrying amount.

The proposed approach would be different than a charge for impairment because the assets would be valued on a stand-alone basis and not as a group of assets included in a cash generating unit. The recoverable amount of those assets would also not be determined by the higher amount between their fair value and their value in use, but would be considered to be their fair value.

The Company engaged two global firms internationally known as independent appraisers to determine the fair value of most of the affected assets based on the valuation technique that was most appropriate to the specificities of each asset and for which relevant data was available.

For 31 individual assets, book value exceeded fair value by an aggregate of US$36.1 billion, while the book value of the 21 other individual assets was an aggregate of US$11.1 billion below fair value. As previously discussed, the difference between the fair value and the carrying amount of those assets would conceptually be attributable to improper payments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

However, after the difference was measured, the Company concluded that the shortfall between the fair value and the carrying amount of the assets was significantly larger than any reasonable estimate of the improper payments uncovered in the context of the Lava Jato investigation. Fair value shortfalls originate not primarily from improper payments, but from different sources (both related to the method of measuring the fair value and to changes in the business context), which cannot be individually or separately quantified, such as:

-       The fair value of the assets was measured on a stand-alone basis and did not consider value that would be added to the assets when used in an integrated manner, in which value is transferred from one asset to another, depending on how the company operates the assets, because management seeks to achieve the global optimum of the portfolio of assets instead of the individual optimum (especially for the refining assets). Those gains are captured when those assets are evaluated inside cash-generating units (CGU) for impairment testing and many of the affected assets are in a single CGU;

-       The discount rate used by the appraisers considered a risk premium related to the acquisition of a single asset by a third party inside a market highly concentrated in a single large-scale player (Petrobras). This would be applicable to evaluate the acquisition of new property, plant and equipment, but not to determine the value in use of assets which already belong to the portfolio of the Company;

-       Changes in economic and financial variables (exchange rate, discount rate, risk metrics and cost of capital);

-       Changes in estimates of prices and margins of inputs;

-       Changes in projections of prices, margins and demand for products sold in light of recent changes in market conditions;

-       Changes in equipment and input prices, wages and other correlated costs;

-       The impact of local content requirements; and

-       Project planning deficiencies (especially in the Engineering and Downstream areas).

Therefore, the Company concluded that using the fair value as a surrogate or proxy to adjust its property, plant and equipment would not have been appropriate, as the adjustment would include elements with no direct relation to the overpayments.

3.4.       Changes in the current business context

Changes in the Company’s business context and the impact of the Lava Jato investigation prompted a review of the Company’s future prospects and ultimately led to the reduction in the pace of the Company’s capital expenditures.

Petrobras’s ability to invest its available funds has been limited as a result of a decrease in expected future operating revenues following the decline of oil prices, along with the devaluation of the Brazilian real, which has increased the Company’s cash outflows to service debt in the near term, most of which is denominated in foreign currencies. For a variety of reasons, including the economic and political environment in Brazil, Petrobras is currently unable to access the capital markets. Other sources of available financing are limited, and in any event would be insufficient to meet Petrobras’s investment needs. Petrobras also faces a shortage of qualified contractors and suppliers as a result of the difficulties created for suppliers by the Lava Jato investigation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

As a result, Petrobras has recently determined to delay or suspend the completion of some of the assets and projects included in Petrobras’s capital expenditure plan that are expected to contribute little to its cash generation from its operations or that present complications due to contractor insolvency or to a lack of availability of qualified suppliers (as a result of the Lava Jato investigation or otherwise).

3.5.       Investigations involving the Company

Petrobras is not a target of the Lava Jato investigation.  On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company.  The Company has been complying with the subpoena and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation.

3.6.       Legal proceedings involving the Company

See note 30 for information about class actions and the Company’s other material legal proceedings.

4.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the nine-month period ended September 30, 2014.

The main disposal of assets and legal mergers are set out in note 10.

5.            Summary of significant accounting policies

The accounting policies and methods of computation followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2013 were consistently followed in the preparation of these consolidated interim financial statements.

The estimated useful life of equipment and other assets was reviewed in 2014, based on reports of internal appraisers, as set out below:

Weighted average useful life
Class of assets	Previous	Reviewed
Refining plants and equipment	10 years	20 years
Natural gas processing and treating units	10 years	20 years
Offshore wellhead equipment	5 years	10 years
Drilling tools - offshore	5 to 10 years	8 years
Drilling tools - onshore	5 to 10 years	3 to 10 years
Ancillary tools	10 to 31 years	6 to 10 years
Offshore production facilities	10 to 30 years	25 years
Buildings	25 years	50 years

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

6.            Cash and cash equivalents

	09.30.2014	12.31.2013
Cash at bank and in hand	818	951
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	5,012	3,493
Other investment funds	39	53
	5,051	3,546
- Abroad	14,377	11,371
Total short-term financial investments	19,428	14,917
Total cash and cash equivalents	20,246	15,868

7.            Marketable securities

	09.30.2014	12.31.2013
Trading securities	3,203	3,878
Available-for-sale securities	19	17
Held-to-maturity securities	5,333	121
	8,555	4,016
Current	8,435	3,885
Non-current	120	131

Trading securities refer mainly to investments in Brazilian Government Bonds and held-to-maturity securities are mainly comprised of time deposits in highly-rated financial institutions.

These financial investments have maturities of more than three months and are classified as current assets due to their maturity or the expectation of their realization in the short term.

8.            Trade and other receivables

8.1.       Trade and other receivables, net

	09.30.2014	12.31.2013
Trade receivables
Third parties	11,286	10,153
Related parties (Note 19.1)
Investees	678	658
Receivables from the electricity sector	2,561	1,849
Petroleum and alcohol accounts -Federal Government	343	357
Other receivables	2,215	2,591
	17,083	15,608
Provision for impairment of trade receivables	(3,106)	(1,406)
	13,977	14,202
Current	8,792	9,670
Non-current	5,185	4,532

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

8.2.       Changes in the allowance for impairment of trade receivables

	09.30.2014	12.31.2013
Opening balance	1,406	1,452
Additions (*)	1,921	133
Write-offs	(48)	(68)
Cumulative translation adjustment	(173)	(111)
Closing balance	3,106	1,406
Current	1,193	800
Non-current	1,913	606
(*) Relates primarily to the electricity sector (see note 8.4).

8.3.       Trade receivables overdue - Third parties

	09.30.2014	12.31.2013
Up to 3 months	445	911
From 3 to 6 months	198	272
From 6 to 12 months	271	395
More than 12 months	2,311	1,827
	3,225	3,405

8.4.       Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	09.30.2014			12.31.2013
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group (Note 19.1)	435	2,126	2,561	663	1,186	1,849
Companhia de Gás do Amazonas (CIGÁS)	1,056	200	1,256	−	682	682
Others	50	341	391	43	264	307
	1,541	2,667	4,208	706	2,132	2,838
(-) Allowance for impairment of trade receivables	(798)	(749)	(1,547)	−	(15)	(15)
Total	743	1,918	2,661	706	2,117	2,823
Related parties	434	1,812	2,246	663	1,180	1,843
Third parties	309	106	415	43	937	980

As of September 30, 2014, US$ 3,973 of the Company’s receivables from the isolated electricity system in the northern region of Brazil were classified as non-current assets. The balance of those receivables was US$ 4,208 as of September 30, 2014 (US$ 2,838 as of December 31, 2013) and comprise:

(i) US$ 3,892 (US$ 2,659 as of December 31, 2013) from fuel oil, natural gas and other products sold to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) located in the northern region of Brazil.

(ii) US$ 315 (US$ 179 as of December 31, 2013) from an electricity supply contract entered into by Petrobras and a subsidiary of Eletrobras in 2005 classified as a finance lease of two thermoelectric power plants in the northern region of Brazil. The thermoelectric power plants will be transferred to the subsidiary of Eletrobras by the end of the lease term (20 years) for no additional cost. These receivables are not overdue.

A portion of the costs related to the fuel supplied to those thermoelectric power plants is borne by funds from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which is managed by Eletrobras.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Funds transferred from the CCC to the electricity companies in the northern region of Brazil have not been sufficient for them to meet their financial obligations, and, as a result, some of these companies are experiencing financial difficulties and have not been able to pay for the products supplied by Petrobras. The Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras on December 31, 2014 with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged being indebted in the amount of US$ 3,509. This amount will be updated based on the Selic interest rate (Brazilian short-term interest rate) every month. Under the agreement, the amounts are expected to be paid in 120 monthly installments beginning in February 2015.

Pursuant to the debt acknowledgment agreement, receivables due to Petrobras in the amount of US$ 2,483 were collateralized by receivables from the CCC that were pledged as security. The collateralized receivables relate to amounts payable from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético - CDE) to the CCC. One of the purposes of the CDE is to refund the costs incurred by the CCC to support electricity generation and distribution in the isolated electricity system. The debt acknowledgement agreement was collateralized when the Brazilian Electricity Agency - Agência Nacional de Energia Elétrica (ANEEL) recognized in February 2015 a debt acknowledgement for the payables from the CDE to the CCC.

The Company’s Management has determined that an allowance for impairment of trade receivables was required to cover receivables with no guarantees, including the balances of previous debt acknowledgement agreements and from companies that were not part of the most recent debt acknowledgment agreement with Eletrobras. An allowance for impairment of trade receivables of US$ 1,532 was recognized in the quarter ended September 30, 2014 (US$ 1,651 charged to selling expenses, partially offset by a US$ 119 cumulative translation adjustment -CTA effect).

Beginning in 2015 the Brazilian government implemented a new pricing policy for the electricity sector and has already implemented price increases in the first quarter of 2015. The new policy will strengthen the financial situation of the companies in the electricity sector and reduce their insolvency on payables from fuel oil and other products supplied. The Company expects that the impact of the higher electricity prices resulting from the new policy will be more significant after the first quarter of 2015, notably because the funds received from the end customer will be transferred to the CCC and used to refund the electricity generation companies.

9.            Inventories

	09.30.2014	12.31.2013
Crude Oil	4,565	5,849
Oil Products	5,299	4,985
Intermediate products	872	924
Natural Gas and LNG (*)	455	401
Biofuels	215	158
Fertilizers	34	26
	11,440	12,343
Materials, supplies and others	1,846	1,935
	13,286	14,278
Current	13,234	14,225
Non-current	52	53

(*) Liquid Natural Gas

Inventories are presented net of a US$ 63 allowance reducing inventories to net realizable value (US$ 88 as of December 31, 2013), mainly due to the volatility of international prices of crude oil and oil products. The amount of write-down of inventories to net realizable value recognized as cost of sales in the nine-month period ended September 30, 2014 is US$ 485 (US$ 390 in the nine-month period ended September 30, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 2,766 (US$ 2,976 as of December 31, 2013), as set out in note 22.

10.        Disposal of assets and legal mergers

10.1.   Disposal of assets

Brasil PCH S.A.

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. (which subsequently assigned the sale and purchase contract to Chipley SP Participações) for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of its voting stock, for a consideration of US$ 304, before contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were met and the disposal was concluded for a total amount of US$ 301, after contractual price adjustments. A gain of US$ 274 before taxes was recognized in other income.

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIB BV), to Perenco Colombia Limited, for a consideration of US$ 380, subject to price adjustments through the close of the transaction.

On April 30, 2014 the transaction was concluded, the respective assets and liabilities were transferred to Perenco and a US$ 101 gain was recognized in other income.

UTE Norte Fluminense S.A.

On April 11, 2014 Petrobras disposed of its 10% interest in Usina Termelétrica Norte Fluminense (UTE - NF) to the Électricité de France (EDF) group for US$ 82. A US$ 37 gain was recognized in other income. There are no precedent conditions to the transaction.

Transierra S.A.

On August 5, 2014, Petrobras disposed of its 44.5% interest in Transierra S.A. to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) for US$ 107. A US$ 32 gain was recognized in other income. There are no precedent conditions to the transaction.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder, at a consideration of US$ 369, subject to price adjustments through the close of the transaction.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in this transaction were classified as held for sale.

Petrobras Energia  Peru S.A.

On November 12, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras International Braspetro B.V. – PIB BV to China National Petroleum Corporation (CNPC), for US$ 2,643, subject to price adjustments through the close of the transaction.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

Companhia de Gás de Minas Gerais

On July 18, 2014, the Board of Directors of Petrobras approved the disposal of its 40% interest in Companhia de Gás de Minas Gerais (Gasmig) to Companhia Energética de Minas Gerais (Cemig).

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

10.2.   Assets classified as held for sale

Assets classified as held for sale and associated liabilities, classified in current assets and current liabilities are presented by main business segment, as below:

						09.30.2014	12.31.2013
	Exploration and Production	Refining, Transport. & Marketing	Gas & Power	International	Others	Total	Total
Assets classified as held for sale
Property, plant and equipment	48	116	−	1,340	−	1,504	1,780
Trade receivables	−	108	−	29	−	137	136
Inventories	−	78	−	11	−	89	121
Investments	−	9	163	11	−	183	54
Cash and Cash Equivalents	−	2	−	55	−	57	121
Others	−	20	−	71	−	91	195
	48	333	163	1,517	−	2,061	2,407

Liabilities on assets classified as held for sale
Trade payables	−	(22)	−	(18)	−	(40)	(164)
Provision for decommissioning costs	−	−	−	(9)	−	(9)	(30)
Non-current finance debt	−	(19)	−	−	−	(19)	(612)
Others	−	(18)	−	(155)	−	(173)	(267)
	−	(59)	−	(182)	−	(241)	(1,073)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10.3.   Legal mergers

On April 2, 2014, the Petrobras Shareholders’ Extraordinary General Meeting approved the mergers of Termoaçu S.A., Termoceará Ltda. and Companhia Locadora de Equipamentos Petrolíferos – CLEP into Petrobras. These mergers did not affect share capital.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the Company’s consolidated financial statements.

11.        Investments

11.1.   Investments in associates and joint ventures

	09.30.2014	12.31.2013
Investments measured using equity method
Braskem S.A.	2,074	2,201
Petrobras Oil & Gas B.V. - PO&G	1,774	1,707
Guarani S.A.	479	510
State-controlled Natural Gas Distributors	372	533
Petroritupano S.A.	195	198
Petrowayu S.A.	183	185
Nova Fronteira Bioenergia S.A.	172	170
Other petrochemical investees	86	84
UEG Araucária Ltda	82	59
Transierra S.A.	−	68
Petrokariña S.A.	66	66
Other associates	838	863
	6,321	6,644
Other investees	18	22
	6,339	6,666

11.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	09.30.2014	12.31.2013	Type	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	1.15	0.80	1,567	1,083
						1,567	1,083

Associate
Braskem S.A.	212,427	212,427	Common	4.77	7.04	1,014	1,496
Braskem S.A.	75,793	75,793	Preferred A	6.61	8.96	501	680
						1,515	2,176

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value of the investment as of September 30, 2014, was US$ 1,515, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering the Company’s share of the future cash flows projected for Braskem. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to our audited consolidated financial statements for the year ended December 31, 2013. The carrying amount of the investment as of September 30, 2014 was US$ 2,074 (US$ 2,201 as of December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Property, plant and equipment

12.1.   By class of assets

	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at January 1, 2013	8,164	81,708	81,663	33,366	204,901
Additions	68	1,794	36,125	663	38,650
Additions to / review of estimates of decommissioning costs	−	−	−	(629)	(629)
Capitalized borrowing costs	−	−	3,909	−	3,909
Business combinations	17	31	16	−	64
Write-offs	(4)	(121)	(2,399)	(25)	(2,549)
Transfers (***)	1,224	23,626	(29,620)	25,896	21,126
Depreciation, amortization and depletion	(518)	(7,513)	−	(4,939)	(12,970)
Impairment recognition (****)	−	(11)	(6)	(85)	(102)
Impairment reversal (****)	−	49	−	72	121
Cumulative translation adjustment	(1,083)	(9,158)	(9,930)	(4,449)	(24,620)
Balance at December 31, 2013	7,868	90,405	79,758	49,870	227,901
Cost	10,729	133,368	79,758	77,117	300,972
Accumulated depreciation, amortization and depletion	(2,861)	(42,963)	−	(27,247)	(73,071)
Balance at December 31, 2013	7,868	90,405	79,758	49,870	227,901
Additions	16	1,357	22,978	311	24,662
Additions to / review of estimates of decommissioning costs	−	−	−	(13)	(13)
Capitalized borrowing costs	−	−	2,789	−	2,789
Write-offs	(11)	(45)	(3,461)	(130)	(3,647)
Write-off - overpayments incorrectly capitalized	(35)	(1,160)	(1,078)	(91)	(2,364)
Transfers (***)	1,301	17,053	(22,767)	16,354	11,941
Depreciation, amortization and depletion	(422)	(5,345)	−	(3,636)	(9,403)
Impairment recognition (****)	(44)	(90)	−	−	(134)
Cumulative translation adjustment	(404)	(3,997)	(2,880)	(3,078)	(10,359)
Balance at September 30, 2014	8,269	98,178	75,339	59,587	241,373
Cost	11,404	143,579	75,339	88,925	319,247
Accumulated depreciation, amortization and depletion	(3,135)	(45,401)	−	(29,338)	(77,874)
Balance at September 30, 2014	8,269	98,178	75,339	59,587	241,373

Weighted average of useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 29 for assets under construction by business area
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes US$ 22,134 and US$ 8,035, reclassified from Intangible Assets to Property, Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi in 2013 and Florim, Sul de Guará and Nordeste de Tupi in 2014), as set out in note 13.2.

(****) Impairment charges and reversals are recognized in the statement of income as other expenses, net.

As of September 30, 2014, property, plant and equipment includes assets under finance leases of US$ 77 (US$ 86 at December 31, 2013).

Premium I and Premium II refineries

On January 22, 2015 the Company decided to abandon the construction projects of Premium I and Premium II refineries.

Based on projected demand growth in the domestic and international oil product markets and the absence of a construction phase financial support partner (one of the assumptions in the 2014-2018 Business and Management Plan - BMP), the Company decided to abandon these projects.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The decision to abandon the projects resulted in a charge of US$ 1,190 recognized in other expenses in the quarter ended September 30, 2014 to write-off all capitalized costs with respect to those projects.

13.        Intangible assets

13.1.   By class of assets

		Software
	Rights and Concessions	acquired	developed in-house	Goodwill	Total
Balance at January 1, 2013	38,513	188	577	461	39,739
Addition	2,931	33	128	−	3,092
Capitalized borrowing costs	−	−	12	−	12
Write-offs	(80)	(2)	(3)	−	(85)
Transfers (**)	(22,222)	(15)	(14)	(17)	(22,268)
Amortization	(38)	(47)	(133)	−	(218)
Impairment recognition (***)	(524)	−	−	−	(524)
Cumulative translation adjustment	(4,199)	(15)	(71)	(44)	(4,329)
Balance at December 31, 2013	14,381	142	496	400	15,419
Cost	14,804	607	1,442	400	17,253
Accumulated amortization	(423)	(465)	(946)	−	(1,834)
Balance at December 31, 2013	14,381	142	496	400	15,419
Addition	86	26	85	−	197
Capitalized borrowing costs	−	−	6	−	6
Write-offs	(94)	(5)	(7)	−	(106)
Transfers (**)	(8,035)	6	3	−	(8,026)
Amortization	(27)	(44)	(89)	−	(160)
Impairment reversal (***)	6	−	−	−	6
Cumulative translation adjustment	(47)	(3)	(23)	(12)	(85)
Balance at September 30, 2014	6,270	122	471	388	7,251
Cost	6,700	614	1,345	388	9,047
Accumulated amortization	(430)	(492)	(874)	−	(1,796)
Balance at September 30, 2014	6,270	122	471	388	7,251

Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 3.9 (Intangible assets) of the financial statements of December 31,2013.

(**) Includes US$ 22,134 and US$ 8,035, reclassified from Intangible Assets to Property Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi in 2013 and Florim, Sul de Guará and Nordeste de Tupi in 2014). See note 13.2.

(***) Impairment charges and reversals are recognized in the statement of income as other expenses, net.

13.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

As of September 30, 2014, the Company’s intangible assets include US$ 2,504 (US$ 10,424 at December 31, 2013) related to the Assignment Agreement, net of amounts paid as signature bonuses for Franco (now Campo de Búzios), Sul de Tupi (now Campo de Sul de Lula), Florim (now Campo de Itapu), Sul de Guará (now Campo Sul de Sapinhoá) and Nordeste de Tupi (now Campo de Sepia), which have been transferred to property, plant and equipment.

Petrobras, the Federal Government (assignor) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels      (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 (forty) years and renewable for a further 5 (five) years subject to certain conditions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On December 29, 2014, the Company submitted the declaration of commerciality of crude oil and natural gas accumulations located in the Entorno de Iara block (now Campo Norte de Berbigão, Campo Sul de Berbigão, Campo Norte de Sururu, Campo Sul de Sururu and Campo de Atapu) to the ANP.

After the declaration of commerciality of Entorno de Iara, the exploration stage of the Assignment Agreement is concluded and the formal review procedures for each block, based on economic and technical assumptions for each area, will continue.

If the review determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained, expectations regarding the production potential of the areas were confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

14.        Impairment

The recoverable amount of the Araucária Nitrogenados S.A (a fertilizers plant) cash-generating unit - CGU is measured by its value in use, for impairment testing purposes. The calculation of the value in use of the CGU reflects future projections that consider: an estimate of the useful life of the group of assets in the CGU; financial budgets, forecasts and assumptions approved by management; and a pre-tax discount rate derived from the weighted average cost of capital (WACC).

A US$ 134 impairment charge was recognized in other expenses for Araucária Nitrogenados S.A., resulting from operational aspects that required higher capital expenditures during 2014.

15.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial feasibility of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2014	12.31.2013
Property plant and equipment
Opening Balance	8,802	10,649
Additions to capitalized costs pending determination of proved reserves	3,295	4,981
Capitalized exploratory costs charged to expense	(1,270)	(1,251)
Transfers upon recognition of proved reserves	(1,738)	(4,174)
Cumulative translation adjustment	(404)	(1,403)
Closing Balance	8,685	8,802
Intangible Assets (**)	5,783	13,880
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	14,468	22,682

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises amounts related to the Assignment Agreement (note 13.2).

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Exploration costs recognized in profit or loss	Jan-Sep/2014	Jan-Sep/2013
Geological and geophysical expenses	568	772
Exploration expenditures written off (incl. dry wells and signature bonuses)	1,869	1,341
Other exploration expenses	34	49
Total expenses	2,471	2,162

Cash used in:	Jan-Sep/2014	Jan-Sep/2013
Operating activities	601	946
Investment activities	3,748	4,333
Total cash used	4,349	5,279

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.        Trade payables

	09.30.2014	12.31.2013
Third parties
In Brazil	5,158	5,346
Abroad	5,529	6,061
Related parties	597	512
	11,284	11,919

17.        Finance debt

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1 , 2013	−	30,977	1,255	64	32,296
Additions (new funding obtained)	−	10,463	237	−	10,700
Interest incurred during the period	−	86	16	3	105
Foreign exchange/inflation indexation charges	−	1,510	54	2	1,566
Transfer from long term to short term	−	(9,894)	(181)	(13)	(10,088)
Transfer to liabilities associated with assets classified as held for sale	−	(14)	−	−	(14)
Cumulative translation adjustment (CTA)	−	(4,128)	(170)	(7)	(4,305)
Balance at December 31, 2013	−	29,000	1,211	49	30,260
Abroad
Opening balance at January 1 , 2013	5,045	19,484	31,031	629	56,189
Additions (new funding obtained)	1,557	9,178	10,990	87	21,812
Interest incurred during the period	1	14	36	8	59
Foreign exchange/inflation indexation charges	159	893	280	30	1,362
Transfer from long term to short term	(671)	(1,310)	(418)	(42)	(2,441)
Transfer to liabilities associated with assets classified as held for sale	−	(393)	−	−	(393)
Cumulative translation adjustment (CTA)	(286)	(958)	653	(22)	(613)
Balance at December 31, 2013	5,805	26,908	42,572	690	75,975
Total Balance at December 31, 2013	5,805	55,908	43,783	739	106,235
Non-current
In Brazil
Opening balance at January 1 , 2014	−	29,000	1,211	49	30,260
Additions (new funding obtained)	−	4,043	359	−	4,402
Interest incurred during the period	−	142	18	−	160
Foreign exchange/inflation indexation charges	−	369	44	1	414
Transfer from long term to short term	−	(1,091)	(107)	(8)	(1,206)
Cumulative translation adjustment (CTA)	−	(1,428)	(85)	(2)	(1,515)
Balance at September 30, 2014	−	31,035	1,440	40	32,515
Abroad
Opening balance at January 1 , 2014	5,805	26,908	42,572	690	75,975
Additions (new funding obtained)	281	6,421	13,766	−	20,468
Interest incurred during the period	3	17	35	6	61
Foreign exchange/inflation indexation charges	33	133	(918)	7	(745)
Transfer from long term to short term	(603)	(2,360)	(1,260)	(39)	(4,262)
Cumulative translation adjustment (CTA)	(54)	(321)	114	(7)	(268)
Balance at September 30, 2014	5,465	30,798	54,309	657	91,229
Total Balance at September 30, 2014	5,465	61,833	55,749	697	123,744

Current debt	09.30.2014	12.31.2013
Short-term debt	3,656	3,654
Current portion of long-term debt	6,428	3,118
Accrued interest	1,423	1,229
	11,507	8,001

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.1.   Summarized information on current and non-current finance debt

Maturity in	2014	2015	2016	2017	2018	2019 and onwards	Total (*)	Fair value
Financing in Brazilian Reais (BRL):	704	1,538	3,000	2,583	2,760	15,154	25,739	23,167
Floating rate debt	644	1,203	2,701	1,993	2,214	12,511	21,266
Fixed rate debt	60	335	299	590	546	2,643	4,473
Average interest rate	6.2%	8.1%	9.7%	8.9%	9.0%	9.2%	9.1%
Financing in U.S.Dollars (USD):	3,997	5,925	8,984	8,753	11,344	47,563	86,566	87,283
Floating rate debt	3,780	4,433	4,315	5,067	8,887	20,597	47,079
Fixed rate debt	217	1,492	4,669	3,686	2,457	26,966	39,487
Average interest rate	2.4%	2.4%	3.1%	2.9%	2.9%	4.2%	3.6%
Financing in BRL indexed to USD:	65	78	391	702	700	6,812	8,748	9,651
Floating rate debt	4	16	19	20	18	62	139
Fixed rate debt	61	62	372	682	682	6,750	8,609
Average interest rate	4.2%	3.8%	6.7%	6.5%	6.5%	7.3%	7.1%
Financing in Pound Sterling (£):	57	46	−	−	−	2,784	2,887	2,949
Fixed rate debt	57	46	−	−	−	2,784	2,887
Average interest rate	6.2%	6.2%	−	−	−	6.2%	6.2%
Financing in Japanese Yen (¥):	542	94	428	104	94	−	1,262	1,274
Floating rate debt	49	94	94	94	94	−	425
Fixed rate debt	493	−	334	10	−	−	837
Average interest rate	0.9%	0.7%	1.8%	0.8%	0.7%	−	1.2%
Financing in Euro (€):	48	229	14	14	3,469	6,262	10,036	10,655
Floating rate debt	7	13	13	13	13	209	268
Fixed rate debt	41	216	1	1	3,456	6,053	9,768
Average interest rate	3.2%	1.9%	2.0%	2.0%	3.7%	4.2%	4.0%
Financing in other currencies:	10	1	2	−	−	−	13	13
Fixed rate debt	10	1	2	−	−	−	13
Average interest rate	13.0%	15.3%	15.3%	−	−	−	13.5%
Total as of September 30, 2014	5,423	7,911	12,819	12,156	18,367	78,575	135,251	134,992
Total Average interest rate	2.8%	3.5%	4.7%	4.4%	4.1%	5.5%	4.9%

Total as of December 31, 2013	8,001	7,266	12,692	8,679	16,051	61,547	114,236	115,238

* The average maturity of outstanding debt at September 30, 2014 is 6.26 years.

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable. When a quoted price for an identical liability is not available, the fair value is determined based on the yield curve of the Company's most liquid bonds (level 2).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.2.

17.2.    Weighted average capitalization rate for borrowing costs

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the nine-month period ended September 30, 2014 the capitalization rate was 4.3% p.a. (4.2% p.a. in the nine-month period ended September 30, 2013). This rate was applied to the balance of assets under construction as the basis for capitalizing borrowing costs, when eligible.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.3.   Lines of credit  – Outstanding balance

Company	Available (Line of Credit)	Used	Balance
Abroad
PGT	1,500	700	800
Petrobras	2,500	530	1,970
In Brazil
Transpetro	4,144	992	3,152
Petrobras	5,836	5,066	770
PNBV	4,030	310	3,720
Liquigás	58	54	4

17.4.   Guarantees

The financial institutions which have provided financing have not required Petrobras to provide guarantees related to loans, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables and shares of the structured entities. Certain subsidiaries issue securities fully and unconditionally guaranteed by Petrobras (note 36).

The Company’s capital market financing relates primarily to unsecured global notes.

18.        Leases

18.1.   Future minimum lease payments / receipts – finance leases

	Minimum receipts	Minimum payments
2014	109	9
2015 - 2018	802	73
2019 and thereafter	1,984	258
Estimated lease receipts/payments	2,895	340
Less interest expense	(1,257)	(257)
Present value of the lease receipts/payments	1,638	83

2014	59	7
2015 - 2018	415	42
2019 and thereafter	1,164	34
Present value of the lease receipts/payments	1,638	83
Current	61	16
Non-current	1,577	67
As of September 30, 2014	1,638	83
Current	58	16
Non-current	1,463	73
As of December 31, 2013	1,521	89

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

18.2.   Future minimum lease payments - operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2014	2,468
2015 - 2018	42,798
2019 and thereafter	76,150
At September 30, 2014	121,416
As of December 31, 2013	125,851

On September 30, 2014, the balance of estimated future minimum lease payments under operating leases includes US$ 75,290 (US$ 81,044 in 2013) with respect to assets under construction, for which the lease term has not commenced.

In the nine-month period ended September 30, 2014, the Company recognized expenditures of US$ 7,877 (US$ 8,500 In the nine-month period ended September 30, 2013) for operating lease installments.

19.        Related party transactions

The Company carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at market prices and market conditions.

19.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Jan-Sep/2014	Jan-Sep/2013		09.30.2014		12.31.2013
	Income (expense)	Income (expense)	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	3,405	3,088	485	197	424	209
Petrochemical companies	5,721	6,040	21	10	94	120
Other associates and joint ventures	777	705	172	437	140	193
	9,903	9,833	678	644	658	522
Government entities
Government bonds	508	829	6,653	−	6,247	−
Banks controlled by the Federal Government	(2,239)	(1,938)	3,620	29,920	2,801	29,791
Receivables from the Electricity sector (Note 8.4)	351	561	2,561	−	1,849	−
Petroleum and alcohol account - receivables from Federal government (Note 19.2)	−	−	343	−	357	−
Federal Government - dividends and interest on capital	(26)	(21)	−	−	−	834
Others	(15)	80	277	310	210	334
	(1,421)	(489)	13,454	30,230	11,464	30,959
Pension plans	−	−	−	66	−	156
	8,482	9,344	14,132	30,940	12,122	31,637
Revenues (mainly sales revenues)	10,242	10,480
Foreign exchange and inflation indexation charges, net	(656)	(1,093)
Finance income (expenses), net	(1,104)	(43)

Current			8,426	2,023	7,572	3,568
Non-current			5,706	28,917	4,550	28,069
	8,482	9,344	14,132	30,940	12,122	31,637

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.2.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of September 30, 2014, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 343 (US$ 357 as of December 31, 2013). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables. Court-ordered expert proceedings are ongoing.

19.3.   Compensation of employees and officers

Petrobras’ key management compensation is set out below:

	09.30.2014			09.30.2013
	Officers	Board	Total	Officers	Board	Total
Short-term compensation	4.7	0.4	5.1	3.8	0.4	4.2
Long-term compensation (post-retirement benefits)	0.2	−	0.2	0.2	−	0.2
Total compensation	4.9	0.4	5.3	4.0	0.4	4.4
Number of members	7	10	17	7	10	17

In the nine-month period ended September, 30 2014 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 22.1 (US$ 20.3 in the nine-month period ended September 30, 2013).

20.        Provision for decommissioning costs

Non-current liabilities	09.30.2014	12.31.2013
Opening balance	7,133	9,441
Adjustment to provision	(27)	(902)
Payments made	(472)	(506)
Interest accrued	156	199
Others (*)	29	59
Cumulative translation adjustment	(293)	(1,158)
Closing balance	6,526	7,133

(*) Includes amounts related to current liabilities associated with assets classified as held for sale, as set out in note 10.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.        Taxes

21.1.   Income taxes

	09.30.2014	12.31.2013
Current assets
Taxes In Brazil	891	951
Taxes Abroad	44	109
	935	1,060

Current liabilities
Taxes In Brazil	242	158
Taxes Abroad	94	123
	336	281

21.2.   Other taxes

Current assets	09.30.2014	12.31.2013
Taxes In Brazil:
ICMS (VAT)	1,746	1,623
PIS/COFINS (Taxes on Revenues)	650	2,069
CIDE	14	20
Others	105	151
	2,515	3,863
Taxes Abroad	60	48
	2,575	3,911
Non-current assets
Taxes In Brazil:
Deferred ICMS (VAT)	863	879
Deferred PIS and COFINS (Taxes on Revenues)	3,443	4,197
Others	266	292
	4,572	5,368
Taxes Abroad	10	12
	4,582	5,380
Current liabilities
Taxes In Brazil:
ICMS (VAT)	1,475	1,164
PIS/COFINS (Taxes on Revenues)	433	230
CIDE	13	16
Production Taxes	2,208	2,432
Withholding income taxes	385	256
Others	300	350
	4,814	4,448
Taxes abroad	143	221
	4,957	4,669

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.3.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

a)             Changes in deferred income taxes

	Property, Plant & Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2013	(12,677)	(3,111)	561	(588)	346	1,109	467	1,050	2,144	(10,699)
Recognized in the statement of income for the year	(2,567)	(1,487)	330	(53)	133	3,481	177	351	(767)	(402)
Recognized in shareholders’ equity	−	−	1,407	53	−	71	−	−	(1,504)	27
Cumulative translation adjustment	1,842	427	(221)	72	(63)	(330)	(77)	(50)	(350)	1,250
Others (*)	(4)	165	(93)	(2)	(7)	480	8	(8)	509	1,048
Balance at December 31, 2013	(13,406)	(4,006)	1,984	(518)	409	4,811	575	1,343	32	(8,776)
Recognized in the statement of income for the period	(1,509)	(749)	819	(115)	162	2,421	(34)	(1,418)	(543)	(966)
Recognized in shareholders’ equity	−	−	742	(41)	−	(120)	−	−	949	1,530
Cumulative translation adjustment	692	258	(165)	34	(31)	(394)	(30)	68	(114)	318
Others (*)	−	141	(600)	(66)	1	(3)	1	−	468	(58)
Balance at September 30, 2014	(14,223)	(4,356)	2,780	(706)	541	6,715	512	(7)	792	(7,952)

Deferred tax assets										1,130
Deferred tax liabilities										(9,906)
Balance at December 31, 2013										(8,776)

Deferred tax assets										992
Deferred tax liabilities										(8,944)
Balance at September 30, 2014										(7,952)

(*) Relates primarily to disposal of interests in investees or mergers.

The deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.4.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Jan-Sep/2014	Jan-Sep/2013
Income before income taxes	4,375	11,719

Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(1,488)	(3,984)

Adjustments to arrive at the effective tax rate:

· Different jurisdictional tax rates for companies abroad	839	658

· Tax incentives	20	24

· Tax loss carryforwards (unrecognized tax losses)	(396)	(151)

· Write-off - overpayments incorrectly capitalized	(907)	−

· Non taxable income (deductible expenses), net (*)	(98)	(205)

· Tax credits of companies abroad in the exploration stage	(1)	(2)

· Others	17	158

Income taxes expense	(2,014)	(3,502)
Deferred income taxes	(966)	(1,788)
Current income taxes	(1,048)	(1,714)
	(2,014)	(3,502)

Effective tax rate	46.0%	29.9%

(*) Includes share of earnings in equity-accounted investees.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.        Employee benefits (Post-Employment)

The Company sponsors defined benefit and variable contribution pension plans in Brazil and for certain of its international subsidiaries, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents.

As of September 30, 2014, the Company, with the assistance of a qualified independent actuary, carried out an interim valuation review of its pension and medical benefits obligations (Petros Pension Plan and AMS medical care plan), updating actuarial assumptions and estimates of expected future benefits, resulting in a US$ 4,858 increase in its obligation and a charge of US$ 5,234 in the quarter ended September 30, 2014 to other comprehensive income in shareholders' equity (in addition to a credit of US$ 376 in the CTA).

The events and changes of circumstances which triggered the need for an interim calculation included: i) actuarial assumptions: mortality and age of retirement were revised based on studies and consistency tests that have been carried out, which provided the best estimate of expected future benefits; and, ii) salary increases pursuant to Petrobras’ 2004, 2005 and 2006 Collective Bargaining Agreements (which had been granted to active employees), which were included in the pension benefits of retirees as approved by the Executive Council of Fundação Petros.

In 2014 the Company revised the mortality assumption for its benefits based on new tables. EX-PETROS 2013 general mortality table replaced AT 2000 (which was used to calculate the Company’s actuarial obligation in 2013) for both genders. The EX-PETROS mortality table has two-dimensional characteristics indicating data for mortality by age and for longevity increases. This Table, which is recognized by the actuarial technical bodies, was designed based on extensive data over a long-period for the participants of the Petrobras Petros Plan. The independent actuary of Fundação Petrobras used the 2013 position of the EX-PETROS table, which was considered to be the most statistically consistent in the time series, with respect to the population of participants of the Petros plan.

Changes in the pension and medical benefits to employees are set out following:

	Petros Plan		Medical Plan
	Petros	Petros 2	A M S	Other plans	Total
Balance at December 31, 2012	11,141	547	8,390	146	20,224
Remeasurement effects recognized in other comprehensive income (OCI)	(5,733)	(600)	(910)	(5)	(7,248)
Costs incurred in the year	1,396	218	927	25	2,566
Contributions paid	(255)	−	(364)	(24)	(643)
Payments related to the Term of Financial Commitment (TFC)	(153)	−	−	−	(153)
Others	−	−	−	(13)	(13)
Cumulative translation adjustment	(1,054)	(44)	(1,044)	(18)	(2,160)
Balance at December 31, 2013	5,342	121	6,999	111	12,573
Current	456	−	357	3	816
Non-current	4,886	121	6,642	108	11,757
	5,342	121	6,999	111	12,573
Effect of interim valuation review recognized in OCI (*)	2,707	−	2,527	−	5,234
Costs incurred in the period	534	37	792	20	1,383
Contributions paid	(173)	−	(297)	(11)	(481)
Payments related to the Term of Financial Commitment (TFC)	(100)	−	−	−	(100)
Others	−	−	−	(6)	(6)
Cumulative translation adjustment	(445)	(8)	(523)	(8)	(984)
Balance at September 30, 2014	7,865	150	9,498	106	17,619
Current	520	−	375	2	897
Non-current	7,345	150	9,123	104	16,722
	7,865	150	9,498	106	17,619

(*) The interim valuation review of the Company's pension and medical benefits at September 30, 2014 did not include Petros Plan 2 and was carried out only for Petrobras and Petrobras Distribuidora.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Pension and medical benefit expenses are set out following:

	Pension Plan		Medical plan
	Petros	Petros 2	AMS	Other Plans	Total
Service cost	37	25	102	11	175
Interest cost over net liabilities / (assets)	497	12	677	9	1,195
Others	−	−	13	−	13
Net costs for the period Jan-Sep/2014	534	37	792	20	1,383

Related to active employees:
Included in the cost of sales	181	20	264	−	465
Operating expenses in statement of income	96	16	130	20	262
Related to retirees	257	1	398	−	656
Net expenses for the period Jan-Sep/2014	534	37	792	20	1,383
Net expenses for the period Jan-Sep/2013	1,064	169	715	13	1,961

The actuarial assumptions are set out below:

Assumptions	09.30.2014	12.31.2013
Discount rate - (real rate - excluding inflation)	6.10% (1) / 6.11% (2)	6.56% (1) / 6.58% (2)
Expected Inflation (Brazilian price index - IPCA)	6.30% (1) (2) (3)	5.93% (1) (2)
Nominal discount rate (real rate + inflation)	12.78% (1) / 12.79% (2)	12.88% (1) / 12.90% (2)
Expected salary growth - real rate	1.761% (1) (2)	1.981% (1) (2)
Expected salary growth - nominal (real rate + Inflation)	8.17% (1) (2)	8.03% (1) (2)
Medical plan turnover	0.642% p.a. (4)	0.590% p.a. (4)
Pension plan turnover	Null	Null
Expected changes in medical and hospital costs	14.47% to 3.00% p.a. (5)	11.62% to 4.09% p.a. (5)
Mortality table	EX-PETROS 2013 (both genders) (1) (2)	Gender-specific Basic AT 2000, 20% smoothing coefficient (1) (2)
Disability table	TASA 1927 (1) (2)	TASA 1927 (1) (2)
Mortality table for disabled participants	Male AT 49, 10% increasing coefficient (1) (2)	Gender-specific Winklevoss, 20% smoothing coefficient (1) (2)
Age of retirement	Male, 57 years / Female, 56 years (1) (2)	Male, 56 years / Female, 55 years (1) Male, 53 years / Female, 48 years (2)

(1) Petros Plan for Petrobras Group.
(2) AMS Plan.
(3) Inflation reflects market projections: 6.30% for 2015 and converging to 3.00% in 2030.
(4) Average turnover (only of Petrobras, the sponsor) according to age and employment time.
(5) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

As of September 30, 2014, the Company had crude oil and oil products of US$ 2,766 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the nine-month period ended September, 30 2014 the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 244 (US$ 225 in the nine-month period ended September 30, 2013).

On June 30, 2014, Petrobras Transporte S.A. - Transpetro expanded its medical care benefits (Programa de Assistência Multidisciplinar de Saúde - AMS) to cover post-employment medical care for active employees and retirees, as set out in the 2013-2015 collective bargaining agreement. The initial adoption resulted in a US$ 77 charge to the statement of income.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.1.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees.

Pursuant to the amended rules, in the event the Company records a net loss for the year, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee.

2013 profit sharing benefit

The amended rules were applied to determine profit sharing benefits for the year ended December 31, 2013, which were paid on May 2, 2014, resulting in an additional profit sharing expense of US$ 164, recognized in other expenses.

Based on the consolidated result of the corporate indicators for 2013, a 6.25% distribution was applied to the net income expressed in reais.

2014 profit sharing benefit

For the nine-month period ended September 30, 2014 the annual goals of the six corporate indicators were achieved and, pursuant to the amended rules, the Company recognized a profit sharing expense of US$ 338.

22.2.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

A total of 8,298 employees joined during the enrollment period, which ended on March 31, 2014. Those employees were divided into five categories, which determine when their separation will take place, between 2014 and 2017 based on a knowledge management plan or a management succession plan related to the business processes and activities in which such employees are engaged.

Employees who enrolled in the PIDV were aged 55 or over and had to have retired through the Brazilian Institute of Social Security (INSS) before the end of the enrollment period (March 31, 2014). Employees who leave any time before the agreed dates are not entitled to the separation program incentives.

The plan determines two types of separation incentives: fixed additional payments of ten monthly-salaries, between a floor equivalent to US$ 80 thousand and a cap equivalent to US$ 265 thousand; variable additional payments between 15% and 25% of a monthly-salary for every month worked after the seventh working month, up to the date of separation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On March 31, 2014 the Company recognized in other expenses a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

From April to September 2014, 3,817 separations and 370 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Opening balance at March 31,2014	1,059
Revision of provision (*)	26
Separations in the period	(466)
Cumulative translation adjustment	(43)
Closing balance at September 30, 2014	576
Current	357
Non-current	219

(*) Includes cancellation of requests for voluntary separation, compensation increases and inflation indexation charges of the floor and cap amounts.

23.        Shareholders’ equity

23.1.   Share capital

At September 30, 2014, subscribed and fully paid share capital was US$ 107,380 (US$ 107,371 on December 31, 2013), represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting on April 2, 2014 approved a capital increase through capitalization of a portion of the profit reserve relating to tax incentives, established in 2013 in the amount of US$ 9.

23.2.   Dividends

Dividends – 2013

The Annual General Meeting on April 2, 2014 approved a dividend distribution in the form of interest on capital of US$ 3,970, which corresponds to US$ 0.2227 per common shares and US$ 0.4129 per preferred share (translated into U.S. dollars using the closing rate for 2013). These dividends were paid on April 25, 2014 and the record date was April 2, 2014. Amounts paid were index adjusted based on the SELIC rate from December 31, 2013 to the date of payment.

23.3.   Earnings per Share

	Jan-Set/2014	Jan-Set/2013
Net income attributable to Shareholders of Petrobras	2,355	8,334
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.18	0.64

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24.        Sales revenues

	Jan-Sep/2014	Jan-Sep/2013

Gross sales	133,267	128,922
Sales taxes	(23,019)	(23,053)
Sales revenues (*)	110,248	105,869
Domestic market	84,906	80,285
Exports	11,098	11,240
International sales (**)	14,244	14,344
	110,248	105,869
(*) Analysis of sales revenues by business segment is set out in note 29.
(**) Sales revenues from operations outside of Brazil, other than exports.

25.        Other expenses, net

	Jan-Sep/ 2014	Jan-Sep/ 2013
Gains / (losses) on disposal/write-offs of assets	(1,447)	827
Voluntary Separation Incentive Plan - PIDV (note 22.2)	(1,040)	−
Unscheduled stoppages and pre-operating expenses	(791)	(506)
Pension and medical benefits - retirees	(656)	(682)
Institutional relations and cultural projects	(584)	(558)
Collective bargaining agreement	(435)	(382)
E&P areas returned and cancelled projects	(222)	−
Impairment	(128)	−
Health, safety and environment	(111)	(184)
Legal, administrative and arbitration proceedings	(74)	(543)
Government grants	52	98
Reimbursements from E&P partnership operations	237	188
Others *	(10)	271
	(5,209)	(1,471)

(*) In 2014, includes additional profit sharing benefit for 2013, as set out on note 22.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

26.        Costs and Expenses by nature

	Jan-Sep/2014	Jan-Sep/2013
Raw material / products for resale	(47,322)	(44,738)
Production taxes	(10,843)	(10,732)
Employee compensation	(10,400)	(9,794)
Depreciation, depletion and amortization	(9,563)	(9,892)
Changes in inventories	(400)	1,786
Materials, freight, rent, third-party services and other related costs	(16,748)	(17,143)
Allowance for impairment of trade receivables	(1,831)	(21)
Exploration expenditures written off (incl. dry wells and signature bonuses)	(1,869)	(1,341)
Other taxes	(521)	(328)
Write-off - overpayments incorrectly capitalized	(2,527)	−
Legal, administrative and arbitration proceedings	(74)	(543)
Institutional relations and cultural projects	(584)	(558)
Unscheduled stoppages and pre-operating expenses	(791)	(506)
Health, safety and environment	(111)	(184)
Impairment	(128)	−
Gains / (losses) on disposal/write-offs of assets	(1,447)	827
E&P areas returned and cancelled projects	(222)	−
	(105,381)	(93,167)

Cost of sales	(84,717)	(80,525)
Selling expenses	(5,356)	(3,634)
General and administrative expenses	(3,430)	(3,713)
Exploration costs	(2,471)	(2,193)
Research and development expenses	(812)	(882)
Other taxes	(521)	(328)
Other expenses, net	(5,209)	(1,471)
Profit sharing	(338)	(421)
Write-off - overpayments incorrectly capitalized	(2,527)	−
	(105,381)	(93,167)

27.        Net finance income (expense)

	Jan-Sep/2014	Jan-Sep/2013
Foreign exchange gains/(losses) and inflation indexation charges on debt (*)	(7)	(898)
Debt interest and charges	(5,108)	(4,062)
Income from investments and marketable securities	774	1,007
Financial result on net debt	(4,341)	(3,953)
Capitalized borrowing costs	2,795	2,869
Gains (losses) on derivatives, net	91	(120)
Interest income from marketable securities	(16)	6
Other finance expense and income, net	(36)	(48)
Other foreign exchange gains / (losses) and indexation charges, net	585	(219)
Finance income (expenses), net	(922)	(1,465)
Income	1,297	1,453
Expenses	(2,791)	(1,761)
Foreign exchange gains / (losses) and inflation indexation charges, net	572	(1,157)
	(922)	(1,465)
(*) Includes local currency debt indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Supplemental information on statement of cash flows

	Jan-Sep/2014	Jan-Set/2013
Amounts paid/received during the period:
Income taxes paid	699	1,075
Withholding income tax paid on behalf of third-parties	1,476	1,349

Investing and financing transactions not involving cash:
Purchase of property, plant and equipment on credit	4	89
Recognition (reversal) of provision for decommissioning costs	(13)	−

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

29.        Segment Information

Consolidated assets by Business Area - 09.30.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	6,742	17,321	3,984	70	3,859	4,233	27,116	(5,003)	58,322
Non-current assets	152,504	73,430	23,706	1,051	5,492	12,462	6,937	(1,086)	274,496
Long-term receivables	6,955	4,007	1,568	3	2,819	1,803	3,395	(1,017)	19,533
Investments	153	2,189	579	828	16	2,441	133	−	6,339
Property, plant and equipment - total	139,743	67,101	21,210	220	2,380	7,672	3,116	(69)	241,373
Operating assets	101,523	39,024	16,757	201	1,819	4,450	2,329	(69)	166,034
Under construction	38,220	28,077	4,453	19	561	3,222	787	−	75,339
Intangible assets	5,653	133	349	−	277	546	293	−	7,251
Total Assets	159,246	90,751	27,690	1,121	9,351	16,695	34,053	(6,089)	332,818

Consolidated assets by Business Area - 12.31.2013*

Current assets	5,902	19,141	3,864	77	2,380	5,089	21,643	(5,441)	52,655
Non-current assets	146,805	73,393	23,839	1,119	4,874	13,034	6,897	(1,193)	268,768
Long-term receivables	6,251	4,411	1,853	2	2,229	1,987	3,168	(1,119)	18,782
Investments	94	2,318	749	895	6	2,511	93	−	6,666
Property, plant and equipment - total	126,716	66,522	20,882	222	2,350	7,971	3,312	(74)	227,901
Operating assets	90,888	32,635	16,698	205	1,687	3,792	2,312	(74)	148,143
Under construction	35,828	33,887	4,184	17	663	4,179	1,000	−	79,758
Intangible assets	13,744	142	355	−	289	565	324	−	15,419
Total Assets	152,707	92,534	27,703	1,196	7,254	18,123	28,540	(6,634)	321,423

* Beginning in 2014, management of Liquigás (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Sep/2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	51,835	86,649	13,336	192	31,827	11,005	−	(84,596)	110,248
Intersegments	51,510	30,267	1,183	167	880	589	−	(84,596)	−
Third parties	325	56,382	12,153	25	30,947	10,416	−	−	110,248
Cost of sales	(26,503)	(91,682)	(11,735)	(230)	(29,231)	(9,854)	−	84,518	(84,717)
Gross profit (loss)	25,332	(5,033)	1,601	(38)	2,596	1,151	−	(78)	25,531
Income (expenses)	(5,122)	(5,856)	(2,508)	(52)	(2,072)	(673)	(4,213)	170	(20,326)
Selling, general and administrative	(276)	(2,293)	(1,886)	(36)	(1,925)	(590)	(1,952)	172	(8,786)
Exploration costs	(2,354)	−	−	−	−	(117)	−	−	(2,471)
Research and development	(414)	(138)	(63)	(11)	−	−	(186)	−	(812)
Other taxes	(32)	(72)	(85)	−	(9)	(77)	(246)	−	(521)
Write-off - overpayments incorrectly capitalized	(804)	(1,398)	(266)	−	(9)	(9)	(41)	−	(2,527)
Other expenses, net	(1,242)	(1,955)	(208)	(5)	(129)	120	(1,788)	(2)	(5,209)
Income (loss) before financial results and income taxes	20,210	(10,889)	(907)	(90)	524	478	(4,213)	92	5,205
Net finance income (expense)	−	−	−	−	−	−	(922)	−	(922)
Share of earnings in equity-accounted investments	(4)	137	162	(42)	−	174	3	−	430
Profit sharing	(116)	(94)	(16)	−	(20)	(8)	(84)	−	(338)
Income (loss) before income taxes	20,090	(10,846)	(761)	(132)	504	644	(5,216)	92	4,375
Income taxes	(7,104)	3,258	223	31	(174)	(176)	1,959	(31)	(2,014)
Net income (loss)	12,986	(7,588)	(538)	(101)	330	468	(3,257)	61	2,361
Net income attributable to:
Shareholders of Petrobras	12,989	(7,582)	(549)	(101)	330	400	(3,193)	61	2,355
Non-controlling interests	(3)	(6)	11	−	−	68	(64)	−	6
	12,986	(7,588)	(538)	(101)	330	468	(3,257)	61	2,361

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area *
	Jan-Sep/2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	50,714	83,383	11,008	311	29,945	12,289	−	(81,781)	105,869
Intersegments	49,937	28,053	911	261	772	1,847	−	(81,781)	−
Third parties	777	55,330	10,097	50	29,173	10,442	−	−	105,869
Cost of sales	(25,471)	(89,281)	(9,312)	(383)	(27,357)	(10,523)	−	81,802	(80,525)
Gross profit (loss)	25,243	(5,898)	1,696	(72)	2,588	1,766	−	21	25,344
Income (expenses)	(3,284)	(2,828)	(848)	(56)	(1,499)	(7)	(3,827)	128	(12,221)
Selling, general and administrative	(321)	(2,372)	(799)	(41)	(1,500)	(641)	(1,794)	121	(7,347)
Exploration costs	(2,073)	−	−	−	−	(120)	−	−	(2,193)
Research and development	(442)	(162)	(42)	(19)	(1)	(2)	(214)	−	(882)
Other taxes	(34)	(53)	(61)	(1)	(11)	(105)	(63)	−	(328)
Other expenses, net	(414)	(241)	54	5	13	861	(1,756)	7	(1,471)
Income (loss) before financial results and income taxes	21,959	(8,726)	848	(128)	1,089	1,759	(3,827)	149	13,123
Net finance income (expense)	−	−	−	−	−	−	(1,465)	−	(1,465)
Share of earnings in equity-accounted investments	2	80	132	(18)	1	287	(2)	−	482
Profit sharing	(151)	(108)	(19)	−	(25)	(10)	(108)	−	(421)
Income (loss) before income taxes	21,810	(8,754)	961	(146)	1,065	2,036	(5,402)	149	11,719
Income taxes	(7,414)	3,006	(281)	44	(362)	(535)	2,090	(50)	(3,502)
Net income (loss)	14,396	(5,748)	680	(102)	703	1,501	(3,312)	99	8,217
Net income attributable to:
Shareholders of Petrobras	14,369	(5,748)	636	(102)	703	1,448	(3,071)	99	8,334
Non-controlling interests	27	−	44	−	−	53	(241)	−	(117)
	14,396	(5,748)	680	(102)	703	1,501	(3,312)	99	8,217

* Beginning in 2014, management of Liquigás (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Statement of Income - breakdown of International Business Area
	Jan-Sep/2014
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Statement of income
Sales revenues	2,400	5,949	377	3,816	21	(1,558)	11,005
Intersegments	949	1,158	26	1	13	(1,558)	589
Third parties	1,451	4,791	351	3,815	8	−	10,416
Income before financial results, profit sharing and income taxes	545	(62)	67	113	(176)	(9)	478
Net income (loss) attributable to shareholders of Petrobras	628	(31)	80	105	(373)	(9)	400

	Jan-Sep/2013
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Statement of income
Sales revenues	3,345	6,319	419	3,871	−	(1,665)	12,289
Intersegments	1,925	1,553	28	6	−	(1,665)	1,847
Third parties	1,420	4,766	391	3,865	−	−	10,442
Income before financial results, profit sharing and income taxes	1,860	(21)	42	76	(195)	(3)	1,759
Net income (loss) attributable to shareholders of Petrobras	1,653	(15)	31	69	(287)	(3)	1,448

	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Total assets - breakdown of International Business Area
At 09.30.2014	12,858	2,287	470	992	2,516	(2,428)	16,695
At 12.31.2013	13,656	2,652	602	1,085	1,970	(1,842)	18,123

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.        Provisions for legal proceedings, contingent liabilities and contingent assets

Provisions for legal proceedings, contingent liabilities and judicial deposits are set out below.

30.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceeds are mainly comprised of labor claims, tax proceedings related to withholding income tax over proceeds from notes issued abroad, losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out below:

Non-current liabilities	09.30.2014	12.31.2013
Labor claims	748	569
Tax claims	108	94
Civil claims	717	545
Environmental claims	41	26
Other claims	9	12
	1,623	1,246

	09.30.2014	12.31.2013
Opening Balance	1,246	1,265
New provisions, net	673	415
Payments made	(247)	(249)
Accruals and charges	49	77
Others	(10)	(57)
Cumulative translation adjustment	(88)	(205)
Closing Balance	1,623	1,246

30.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	09.30.2014	12.31.2013
Labor	961	882
Tax	1,066	1,002
Civil	634	529
Environmental	86	83
Others	3	8
	2,750	2,504

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.3.   Contingent liabilities

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized as liabilities in the financial statements but are disclosed, unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings at September 30, 2014 for which the likelihood of loss is considered to be possible are set out in the table below.

Nature	Estimate
Tax	39,194
Civil - General	4,343
Labor	4,978
Civil - Environmental	1,589
Others	1
50,105

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following tables.

a)             Tax Matters

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Failure to withhold and pay income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	8,508
2) Failure to pay tax on financial operations (IOF) over intercompany loans entered into with, PifCo, Brasoil and BOC in 2007, 2008, 2009 and 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,865
3) Deduction from taxable income of profits of subsidiaries and associates domiciled abroad in 2005, 2006, 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,721
4) Deduction from taxable income of expenses from the Petros Plan renegotiation and penalties.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,977
5) Tax credits applied were disallowed due to failure to comply with an ancillary tax obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,869
6) Failure to withhold and pay income tax (IRRF) on remittances for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,049
7) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	1,417
8) Failure to pay social security contributions over contingent bonuses paid to employees.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	872
9) Deduction from taxable income of various employee benefits and pension benefits (PETROS) expenses in 2007 and 2008.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	792

10) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: A lawsuit has been filed and the Company is taking legal actions to ensure its rights.	675
Plaintiff: State of São Paulo Finance Department

11) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in the state of São Paulo and clearance in the state of Rio de Janeiro and related fines for breach of ancillary tax obligations.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,933
Plaintiff: States of AM, BA, DF, ES, PA, PE and RJ Finance Departments
12) Failure to pay VAT (ICMS) levied on crude oil and natural gas sales due to alleged differences in beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	1,215
Plaintiff: State of Rio de Janeiro Finance Department
13) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative stages, in which the Company is taking legal actions to ensure its rights.	1,408
14) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared unconstitutional.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	809
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

15) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	905
Plaintiff: States of SP, RS and SC Finance Departments
16) Three States challenged VAT (ICMS) paid to the State of MS on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	855
Plaintiff: States of Rio de Janeiro and Sergipe Finance Departments
17) VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	418
18) Other tax matters	7,906
Total tax matters	39,194

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Civil Proceedings – General

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in special participation charges and royalties paid in several fields. In addition, the Brazilian Oil, Natural Gas and Biofuels Agency (ANP) is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,684
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
2) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil producs (Diesel and LPG) sales in the domestic market.
Current situation: This claim is in judicial stage and was ruled for the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices anti-competitive.	459
3) Other civil matters	2,200
Total for civil matters	4,343

c)             Environmental Proceedings – General

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	817
2) Other environmental matters	772
Total for environmental matters	1,589

d)            Labor Proceedings – General

Description of labor matters	Estimate
Plaintiff : Sindipetro of Espírito Santo, Rio de Janeiro, Bahia, Minas Gerais and São Paulo.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The Company filed with the Superior Labor Court a collective bargaining agreement seeking to interpret the collective bargaining agreement clause questioned before the Labor Courts.	1,253
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro do Estado da Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The claim filed by Sindipetro/BA was partially decided in favor of the plaintiff by the lower courts of the Labor Court. The Company has appealed this decision and awaits judgment by the Superior Labor Court. The claim filed by Sindipetro Norte Fluminense (NF) was decided in favor of the plaintiff and the Company was condemned to pay the alleged differences. The Company has filed an appeal to overturn the decision in the Superior Labor Court and awaits judgment.	464
3) Other labor matters	3,261
Total for labor matters	4,978

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.4.   Class actions and related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Litigation”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint on March 27, 2015 that purports to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 16, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired the 2012 Notes pursuant to the 2009 Registration Statement, or the 2013 Notes or 2014 Notes pursuant to the 2012 Registration Satatement and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the period January 22, 2010 and March 19, 2015, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The consolidated amended complaint alleges, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

In addition, to date, three complaints have been filed by individual investors in the Southern District of New York consisting of allegations similar to those in the consolidated amended complaint. Those individual actions have been consolidated with the Consolidated Securities Litigation for pre-trial purposes.

The plaintiffs have not specified an amount of alleged damages in the actions. Because these actions are in their early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. The Company has engaged a U.S. firm as legal counsel and intends to defend vigorously against the allegations made in the context of these actions.

30.5.   Contingent assets

30.5.1.  Legal proceeding in the United States - P-19 and P-31 plaftorms

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31 platforms, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that were ongoing before Brazilian courts.

In August 2014, Brasoil and Petrobras signed an out-of-court agreement with the U.S. insurance companies, which provides for the closure of all lawsuits and judicial executions filed in Brazilian and foreign courts. The agreement resulted in a US$ 295 gain, of which US$ 72 had been previously recognized, and therefore, a US$ 223 gain was recognized in other income in the quarter ended September 30, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.5.2.  Recovery of PIS and COFINS

Petrobras and its subsidiaries filed civil lawsuits against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on finance income and foreign exchange variation gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court declared this paragraph to be unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of US$ 290 as recoverable taxes.

The Company recognized US$ 957 as recoverable taxes in September 2014 (US$ 360 in other income and US$ 597 in finance income) for the lawsuit filed in 2005 to recover PIS and COFINS taxes overpaid on finance income in the period from February 1999 to December 2002, after its right to recover those taxes has been definitely recognized and the amounts and documents necessary to request judicial payment were presented.

As of September 30, 2014, the Company had noncurrent receivables of US$ 1,105 related to PIS and COFINS, which are inflation indexed and awaiting settlement, are set out in the table below:

09.30.2014
COFINS - January 2003 to January 2004	290
PIS / COFINS - February 1999 to November 2002	957
Inflation indexation	14
Cumulative translation adjustment	(156)
Non-current receivables	1,105

31.        Commitment to purchase natural gas

On August 18, 2014, Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to settle differences as to the performance of the Bolivian natural gas import contract to supply natural gas to the Brazilian domestic market (GSA). The agreement sets out payment schedules and compensation terms for both parties to resolve different interpretations of the GSA, and includes a contract to secure Bolivian natural gas supply for a thermoelectric power plant - UTE Cuiabá through December 2016.

As of September 30, 2014, the total amount of agreement (GSA) for the October 2014 to 2019 period is approximately 57.69 billion cubic meters (m³) of natural gas (equivalent to 30.08 cubic meters (m3) per day) and corresponds to a total value of US$ 10.96 billion.

The agreement resulted in a net charge to income of US$ 383 in the quarter ended September 30, 2014, of which US$ 438 was recognized in cost of sales, partially offset by a US$ 55 gain in other income.

32.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,535 of which US$ 2,234 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to US$ 1,862 and bank guarantees in the amount of US$ 372.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

33.        Risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. It manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy is to support the achievement of the Company’s strategic goals through an appropriate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

A summary of the positions held by the Company and recognized in other current assets and liabilities as of September 30, 2014, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Derivatives not designated for hedge accounting
Future contracts - total (*)	(4,210)	10,224	86	(20)
Long position/Crude oil and oil products	123,690	52,267	−	−	2014
Short position/Crude oil and oil products	(127,900)	(42,043)	−	−	2014
Options - total (*)	(330)	−	4.4	−
Call/Crude oil and oil products	(430)	−	0.4	−	2014
Put/Crude oil and oil products	100	−	4	−	2014
Forward contracts
Short position/Foreign currency forwards	USD 66	USD 17	(2)	(1)	2014

Swap
Interest – Euribor / Fixed rate	EUR 6	EUR 10	(0.4)	(0.6)	2015

Derivatives designated for hedge accounting
Swap - total			(11)	(9)
Foreign currency / Cross-currency Swap	USD 298	USD 298	5	11	2016
Interest – Libor / Fixed rate	USD 419	USD 440	(16)	(20)	2020

Total recognized in the Statement of Financial Position			77.0	(30.6)
(*) Notional value in thousand of bbl

	Gains (losses) recognized in the statement of income (*)		Gains / (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Sep/2014	Jan-Sep/2013	Jan-Sep/2014	Jan-Sep/2013	09.30.2014	12.31.2013
Commodity derivatives	111	(37)	−	−	10	143
Foreign currency derivatives	(9)	(46)	7	7	−	−
Cash flow hedge on exports (***)	(458)	(162)	(1,979)	(4,054)	−	−
Interest rate derivatives	(11)	−	2	0.4	−	−
Embedded derivative - ethanol	−	(37)	−	−	−	−
	(367)	(282)	(1,970)	(4,047)	10	143
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out note 33.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of September 30, 2014 is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	86	(162)	(408)
Forward contracts	Foreign currency - appreciation R$ x USD	1	(17)	(33)
Options	Crude oil and oil products - price changes	5	−	(3)
		92	(179)	(444)
Derivatives designated for hedge accounting
Swap		5	111	332
Debt	Foreign currency - appreciation JPY x USD	(5)	(111)	(332)
Net effect		−	−	−

Swap		2	(1)	(1)
Debt	Interest - LIBOR increase	(2)	1	1
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 2.08% appreciation of the Real; Japanese Yen x U.S. Dollar - a 1.54% appreciation of the Japanese Yen; LIBOR Forward Curve - a 0.11% increase throughout the curve; EURIBOR Forward Curve - a 0.067% increase throughout the curve; and crude oil and oil products based on the fair value as of September 30, 2014.

33.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

33.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. Short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)             Cash Flow Hedge involving the Company’s highly probable future exports

The Company designates hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk (spot rates).

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 6.26 years).

The principal amounts, the fair value as of September 30, 2014, and a schedule of the expected reclassifications to statement of income of the balance of losses recognized in other comprehensive income (shareholders’ equity), based on a R$/USD 2.4510 exchange rate, are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of September 30, 2014 (R$ million)
Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2014 to February 2023	50,054	122,682

Changes in the Principal Amount	US$
Amounts designated as of December 31, 2013	40,742
New hedging instruments designated	19,329
Exports affecting profit or loss	(4,324)
Principal repayments / amortization	(5,693)
Amounts designated as of September 30, 2014	50,054

A schedule of the timing of the losses recognized in other comprehensive income in the shareholders’ equity to be recycled to the statement of income as of September 30, 2014 is set out below:

	Consolidated
	09.30.2014
	2014	2015	2016	2017	2018	2019	2020	2021	2022, 2023	Total
Expected reclassification	(233)	(968)	(1,094)	(1,221)	(1,116)	(994)	(508)	(357)	(483)	(6,974)

b)            Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with the stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 09.30.2014	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	2,739		(57)	685	1,370
Liabilities	(61,143)	Dollar/Real	1,272	(15,286)	(30,571)
Cash flow hedge on exports	50,054		(1,042)	12,513	25,027
	(8,350)		173	(2,088)	(4,174)
Liabilities (**)	(757)	Yen/Dollar	(12)	(189)	(379)
Assets	16	Euro/Real	−	4	8
Liabilities	(2,630)		20	(658)	(1,315)
	(2,614)		20	(654)	(1,307)
Assets	7,109	Euro/Dollar	96	1,777	3,554
Liabilities	(14,273)		(193)	(3,568)	(7,137)
	(7,164)		(97)	(1,791)	(3,583)
Assets	4	Pound	−	1	2
Liabilities	(748)	Sterling/Real	3	(187)	(374)
	(744)		3	(186)	(372)
Assets	1,835	Pound	32	459	917
Liabilities	(3,935)	Sterling/Dollar	(68)	(984)	(1,967)
	(2,100)		(36)	(525)	(1,050)
Assets	267	Peso/Dollar	33	67	133
Liabilities	(730)		(90)	(182)	(365)
	(463)		(57)	(115)	(232)
	(22,192)		(6)	(5,548)	(11,097)

(*) The probable scenario was computed based on the following risks: Real x Dollar – a 2.08% appreciation of the Real / Yen x Dollar – a 1.54% appreciation of the Yen / Dollar x Euro: a 1.35% appreciation of the Euro / Dollar x Pound Sterling: a 1.73% appreciation of the Pound Sterling / Dollar x Peso: a 12.3% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

33.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure therefore, it prefers not to use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

33.4.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments guaranteed by or deposited with financial institutions.

Credit risk management in Petrobras aims at reconciling the need for minimizing risk and maximizing the result of commercial and financial transactions, through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The commercial credit portfolio is diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is spread among “investment grade” international banks rated by the international rating agencies and highly-rated Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

33.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle its obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

A maturity schedule of the long-term debt, including face value and interest payments is set out following:

Maturity	2014	2015	2016	2017	2018	2019	2020 and thereafter	Balance at September 30, 2014	Balance at December 31, 2013
	6,035	13,492	18,821	17,075	22,596	28,184	78,430	184,633	155,175

34.        Fair value of financial assets and liabilities

The hierarchy of recurring fair value measurements of financial assets and liabilities recognized, is set out below:

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,222	−	−	3,222
Commodity derivatives	90.4	−	−	90.4
Foreign currency derivatives	−	3	−	3
Balance at September 30, 2014	3,312.4	3	−	3,315.4
Balance at December 31, 2013	3,895	10	−	3,905

Liabilities
Interest derivatives	−	(16.4)	−	(16.4)
Balance at September 30, 2014	−	(16.4)	−	(16.4)
Balance at December 31, 2013	(20)	(20.6)	−	(40.6)

There are no material transfers between levels.

 The estimated fair value for the Company’s long term debt as of September 30, 2014, computed based on the prevailing market rates is set out in note 17.1.

35.        Subsequent events

Innova S.A.

On October 1, 2014, the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE) approved the purchase of Innova S.A by Videolar S.A with restrictions. The approval of the transaction (set out in note 10) is conditioned on the fulfillment of a set of measures set out in the Merger Control Agreement (Acordo em Controle e Concentrações – ACC) signed between the antitrust agency and the merging parties.

The transaction was completed on October 30, 2014 as set out in the sales and purchase agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Companhia de Gás de Minas Gerais (GASMIG).

On October 10, 2014 the conditions precedent were met and the transaction (set out in note 10) was concluded for US$ 251, after price adjustments. The net result of the transaction will be determined based on the book value of assets and liabilities as of this date and based on other contractual adjustments.

Petrobras Energia Peru S.A.

On November 6, 2014, the conditions precedent for this transaction (set out in note 10) were met and the transaction was concluded. Petrobras disposed of its interest in Petrobras Energia Peru S.A to China National Petroleum Corporation (CNPC).

Merger of PifCo

On December 28, 2014, the Extraordinary General Meeting of Petrobras Global Finance B.V. – PGF approved the merger of all the assets of Petrobras International Finance Company S.A. – PifCo into PGF. PifCo was extinguished as from December 29, 2014.

The Company’s consolidated financial statements will not be affected.

Mergers of Energética Camaçari Muricy I and Arembepe Energia

On January 30, 2015, the Shareholders’ Extraordinary General Meeting approved the merger of Energética Camaçari Muricy I S.A. – Muricy and of Arembepe Energia S.A.  – Arembepe into Petrobras.

The Company’s consolidated financial statements will not be affected.

Moody’s review of Petrobras’s global ratings

On February 24, 2015, Moody’s downgraded Petrobras’s bonds credit rating in the U.S. market. Petrobras lost its investment grade rating.

According to Moody´s, the downgrade of Petrobras’s rating reflects increasing concern about corruption investigations and liquidity pressures that might result from delays in delivering audited financial statements. In addition, Moody's expects that the Company will be challenged to make meaningful reduction in its debt level over the next several years and expects the Company to take longer than previously expected to achieve planned leverage reductions.

The Company has no covenants which are affected by the credit rating downgrades or require maintenance of an investment grade rating.

Closure of refining activities in Japan

In February 2015, Petrobras initiated a plan for closure of the refining activities in Okinawa, Japan. The plan will provide for the closure of the Nansey Sekiyu (NSS) refinery and the Company will work together with the Japanese Ministry of Economy, Trade and Industry (METI).

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for US$ 101.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financing agreements in the banking market

On April 1, 2015, Petrobras Global Trading BV – PGT, an indirect subsidiary of Petrobras entered into a US$ 3.5 billion line of credit for 10 years with China Development Bank Corporation – CDB.

On April 9, 2015, Petrobras Distribuidora S.A. (a wholly-owned subsidiary of Petrobras) entered into a R$ 4.5 billion (US$ 1.5 billion) working capital loan agreement with Banco do Brasil, due March 2021.

On April 17, 2015, the Company announced the following financing agreements:

-       5-year standby credit line with Caixa Econômica Federal of R$ 2 billion (US$ 0.8 billion);

-       5-year standby credit line with Bradesco of R$ 3 billion (US$ 1.2 billion);

-       Cooperation agreement with Standard Chartered for an oil production platform sale and leaseback transaction of US$ 3 billion for 10 years.

36.        Information Related to Guaranteed Securities Issued by Subsidiaries

36.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

36.2.   Petrobras International Finance Company – PifCo

In the past, Petrobras used its former wholly-owned subsidiary Petrobras International Finance Company S.A., or PifCo, as a vehicle to issue notes that it fully and unconditionally guaranteed. PGF acquired all of the outstanding shares of Petrobras International Finance Company S.A. (PifCo) on February 12, 2014 and on December 29, 2014, PifCo merged into PGF, and PGF assumed PifCo’s obligations under all outstanding notes originally issued by PifCo, which continue to benefit from Petrobras’ full and unconditional guarantee.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Crude oil and Natural Gas Reserves

The following table sets out the Company’s estimated net proved crude oil and natural gas reserves and changes in proved reserves through December 31, 2014. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

A summary of the annual changes in reserves is set out below:

	Crude Oil (in billions of bbl)			Natural Gas (in billions of m³)			Oil and Natural Gas (in billions of boe)
	Brazil	International	Total	Brazil	International	Total	Brazil	International	Total
Balance as of December 31, 2013	10.658	0.289	10.947	299.196	33.739	332.935	12.540	0.488	13.028
Change in reserves	0.897	(0.074)	0.823	18.125	(4.938)	13.187	1.011	(0.103)	0.908
Production	(0.705)	(0.028)	(0.733)	(21.341)	(3.014)	(24.355)	(0.839)	(0.046)	(0.885)
Balance as of December 31, 2014	10.851	0.187	11.038	295.980	25.788	321.768	12.713	0.338	13.051
Equity-method investees
Balance as of December 31, 2013	−	0.084	0.084	−	1.752	1.752	−	0.095	0.095
Balance as of December 31, 2014	−	0.072	0.072	−	1.329	1.329	−	0.080	0.080
Proved developed reserves
Balance as of December 31, 2013	6.509	0.086	6.595	174.323	10.431	184.754	7.606	0.147	7.753
Balance as of December 31, 2014	7.003	0.116	7.118	176.498	14.281	190.780	8.113	0.200	8.312

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.